SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September 30, 2026 and Comparative Information (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September  30, 2026 and Comparative Information (Unaudited) (AR$).

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BSP	Bandurria Sur Participaciones S.A.
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
ENReGE	National Regulatory Agency for Gas and Electricity
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committee
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MIDCO ARLNG I	MIDCO ARLNG I S.A.U.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	Oleoducto Trasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SMP	San Matías Pipeline S.A.
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SESA	Southern Energy S.A.
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
UPCO ARLNG I	UPCO ARLNG I S.A.U.
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

2

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2026, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on July 15, 2026, under No. 12,932, Book 127 of Corporations.

Capital structure

3,933,127,930 shares of common stock, $ 1 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

3
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025
(Amounts expressed in millions of United States dollars)

	Notes	September 30, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	846	1,068
Property, plant and equipment	9	19,893	19,085
Right-of-use assets	10	735	537
Investments in associates and joint ventures	11	2,243	1,610
Deferred income tax assets, net	19	24	9
Other receivables	14	678	648
Trade receivables	15	3	5

Total non-current assets		24,422	22,962

Current assets
Assets held for sale	12	1,670	1,019
Inventories	13	1,559	1,447
Contract assets	26	3	3
Other receivables	14	896	1,159
Trade receivables	15	1,975	1,654
Investments in financial assets	16	1,667	262
Cash and cash equivalents	17	1,987	933

Total current assets		9,757	6,477

TOTAL ASSETS		34,179	29,439

SHAREHOLDERS’ EQUITY
Capital		3,921	3,921
Treasury shares		12	12
Share-based benefit plans		12	7
Acquisition cost of treasury shares		(57)	(35)
Share trading premiums		(47)	(44)
Issuance premiums		640	640
Legal reserve		787	787
Reserve for investments		5,802	6,587
Reserve for purchase of treasury shares		27	33
Other comprehensive income		(175)	(338)
Unappropriated retained earnings and losses		2,821	(756)

Shareholders’ equity attributable to shareholders of the parent company		13,743	10,814

Non-controlling interest		273	230

TOTAL SHAREHOLDERS’ EQUITY		14,016	11,044

LIABILITIES
Non-current liabilities
Provisions	18	951	610
Contract liabilities	26	243	180
Deferred income tax liabilities, net	19	476	373
Income tax liability		756	830
Taxes payable	20	11	18
Salaries and social security	21	171	63
Lease liabilities	22	442	273
Loans	23	8,672	8,226
Other liabilities	24	569	373
Accounts payable	25	5	6

Total non-current liabilities		12,296	10,952

Current liabilities
Liabilities directly associated with assets held for sale	12	739	1,181
Provisions	18	299	229
Contract liabilities	26	150	117
Income tax liability		1,233	73
Taxes payable	20	401	217
Salaries and social security	21	366	336
Lease liabilities	22	324	298
Loans	23	1,578	2,355
Other liabilities	24	546	399
Accounts payable	25	2,231	2,238

Total current liabilities		7,867	7,443

TOTAL LIABILITIES		20,163	18,395

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		34,179	29,439

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025
(Amounts expressed in millions of United States dollars)

		For the nine-month periods ended September 30,			For the three-month periods ended September 30,
	Notes	2026	2025		2026	2025
Net income
Revenues	26	18,077	13,892		6,557	4,643
Costs	27	(10,619)	(10,064)		(3,822)	(3,308)

Gross profit		7,458	3,828		2,735	1,335

Selling expenses	28	(1,716)	(1,468)		(626)	(461)
Administrative expenses	28	(948)	(743)		(334)	(252)
Exploration expenses	28	(52)	(68)		(15)	(17)
Inventories write-down and reversal of impairment losses / (impairment) of property, plant and equipment		(8)	4		-	(5)
Other net operating results	29	(122)	(397)		161	(48)

Operating profit		4,612	1,156		1,921	552

Income from equity interests in associates and joint ventures	11	350	107		134	32

Financial income	30	126	72		31	28
Financial costs	30	(920)	(821)		(304)	(257)
Other financial results	30	109	3		45	(16)

Net financial results	30	(685)	(746)		(228)	(245)

Net profit before income tax		4,277	517		1,827	339

Income tax	19	(1,467)	(667)		(631)	(537)

Net profit / (loss) for the period		2,810	(150)		1,196	(198)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(36)	(221)		(20)	(99)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		238	135		65	12

Other comprehensive income for the period		202	(86)		45	(87)

Total comprehensive income for the period		3,012	(236)		1,241	(285)

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		2,786	(172)		1,181	(206)
Non-controlling interest		24	22		15	8
Other comprehensive income for the period attributable to:
Shareholders of the parent company		163	(68)		36	(71)
Non-controlling interest		39	(18)		9	(16)
Total comprehensive income for the period attributable to:
Shareholders of the parent company		2,949	(240)		1,217	(277)
Non-controlling interest		63	4		24	(8)
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	0.71	(0.04)	(2)	0.30	(0.05)	(2)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2)

In accordance with IAS 33 “Earnings per share”, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025
(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2026
	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	12	7	(35)	(44)	640	787	6,587	33	(338)		(756)	10,814	230	11,044
Accrual of share-based benefit plans (3)	-	-	20	-	-	-	-	-	-	-		-	20	-	20
Repurchase of treasury shares	(5)	5	-	(27)	-	-	-	-	-	-		-	(27)	-	(27)
Settlement of share-based benefit plans	5	(5)	(15)	5	(3)	-	-	-	-	-		-	(13)	-	(13)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-		-	-	(20)	(20)
Release of reserves (5)	-	-	-	-	-	-	-	(6,587)	(33)	-		6,620	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	5,802	27	-		(5,829)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	163		-	163	39	202
Net profit for the period	-	-	-	-	-	-	-	-	-	-		2,786	2,786	24	2,810

Balance as of September 30, 2026	3,921	12	12	(57)	(47)	640	787	5,802	27	(175)	(1)	2,821	13,743	273	14,016

(1)

Includes (2,387) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,212 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 57 and 35 restricted to the distribution of retained earnings as of September 30, 2026 and December 31, 2025, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2026.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (cont.)
(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2025
	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	11	3	(28)	(42)	640	787	4,236	36	(331)		2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	9	-	-	-	-	-	-	-		-	9	-	9
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	6	(6)	(10)	3	(2)	-	-	-	-	-		-	(9)	-	(9)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Release of reserves (5)	-	-	-	-	-	-	-	(4,236)	(36)	-		4,272	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	6,587	33	-		(6,620)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(68)		-	(68)	(18)	(86)
Net (loss) / profit for the period	-	-	-	-	-	-	-	-	-	-		(172)	(172)	22	(150)

Balance as of September 30, 2025	3,928	5	2	(25)	(44)	640	787	6,587	33	(399)	(1)	(102)	11,412	222	11,634

(1)

Includes (2,197) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,798 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 69 and 70 restricted to the distribution of retained earnings as of September 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2025.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025

(Amounts expressed in millions of United States dollars)

	For the nine-month periods ended September 30,
	2026	2025
Cash flows from operating activities
Net profit / (loss)	2,810	(150)
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(350)	(107)
Depreciation of property, plant and equipment	2,190	2,172
Amortization of intangible assets	49	44
Depreciation of right-of-use assets	216	214
Retirement of property, plant and equipment and intangible assets and consumption of materials	211	337
Charge on income tax	1,467	667
Net increase in provisions	305	596
Inventories write-down and reversal of impairment losses of property, plant and equipment	8	(4)
Effect of changes in exchange rates, interest and others	488	726
Share-based benefit plans	20	9
Result from sale of assets	(179)	(216)
Result from changes in fair value of assets held for sale	133	240
Result from revaluation of companies	-	(45)
Result from liabilities for agreements	82	-
Other insurance income	(8)	-
Changes in assets and liabilities:
Trade receivables	(562)	(535)
Other receivables	(83)	(269)
Inventories	(119)	9
Accounts payable	79	(156)
Taxes payable	199	30
Salaries and social security	150	(57)
Other liabilities	(60)	(305)
Decrease in provisions due to payment/use	(86)	(134)
Contract assets	-	15
Contract liabilities	106	71
Dividends received	70	186
Proceeds from collection of insurance	8	5
Income tax payments	(44)	(122)

Net cash flows from operating activities (1) (2)	7,100	3,221

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(3,812)	(3,657)
Additions of assets held for sale	(8)	(45)
Contributions and acquisitions of interests in associates and joint ventures	(287)	(82)
Acquisitions from business combinations net of cash and cash equivalents	-	(750)
(Payments) / proceeds net from the purchase and sale of financial assets	(1,350)	149
Interests received from financial assets	3	4
Proceeds from concessions, assignment agreements and sale of assets	759	78

Net cash flows used in investing activities	(4,695)	(4,303)

Financing activities: (3)
Payments of loans	(2,652)	(1,875)
Payments of interests	(637)	(538)
Proceeds from loans	2,427	3,592
Account overdrafts, net	(3)	-
Repurchase of treasury shares	(27)	-
Payments of leases	(281)	(306)
Payments of interests in relation to income tax	(84)	(2)
Dividend payments by subsidiaries	(20)	-

Net cash flows (used in) / from financing activities	(1,277)	871

Effect of changes in exchange rates on cash and cash equivalents	33	(108)

Reclassification of cash and cash equivalents to assets held for sale	(107)	-

Increase / (Decrease) in cash and cash equivalents	1,054	(319)

Cash and cash equivalents at the beginning of the fiscal year	933	1,118
Cash and cash equivalents at the end of the period	1,987	799

Increase / (Decrease) in cash and cash equivalents	1,054	(319)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 58 and 52 for the nine-month periods ended September 30, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	577	566
Unpaid additions of assets held for sale	-	1
Additions of right-of-use assets	486	168
Capitalization of depreciation of right-of-use assets	30	44
Capitalization of financial accretion for lease liabilities	2	6
Capitalization in associates and joint ventures	-	12
Liabilities arising from company acquisitions	87	14
Unpaid receivables from the sale of assets	515	433

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of September 30, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of September 30, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary
BSP (5)	Argentina	Hydrocarbon exploitation	16.30%	Associate

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	29.82%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through SESA and SMP associates	100%	Subsidiary
UPCO ARLNG I	Argentina	Exploration, exploitation, development and industrialization of natural gas for LNG production	100%	Subsidiary
MIDCO ARLNG I	Argentina	Transportation, fractionation and liquefaction of natural gas, and the commercialization and export of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2) (6)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía (6)	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE (7)	Argentina	Generation of electric power	75.01%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements and Note 36.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE, see Note 4 “Acquisition of equity interest in YPF EE” section.
(5)

As of September 30, 2026, the shares of BSP are pledged in guarantee for the obligations assumed in relation to the contingent consideration contemplated in the agreements entered into with Vista (see Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section).

(6)	See Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.
(7)	See Note 4 “Acquisition of equity interest in YPF EE” section.

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on October 28, 2026.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB during the nine-month period ended September 30, 2026, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

•	IFRS 20 “Regulatory assets and regulatory liabilities”

In May 2026, the IASB issued IFRS 20 which replaces IFRS 14 “Regulatory deferral accounts”, with the objective of providing more complete information about the effects of rate regulation on the financial performance and financial position of entities subject to a rate regulation agreement. This standard is effective for fiscal years beginning on or after January 1, 2029.

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expense arising from differences in timing between the period in which an entity provides regulatory goods or services and the period in which the entity collects payment from customers through regulated rates.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 20.

•	Amendments to IAS 28 - Fair value option for investments in associates and joint ventures

In June 2026, the IASB issued amendments to IAS 28, with the objective of clarifying which entities are eligible to apply the fair value measurement option for certain investments in associates and joint ventures, which are effective when an entity first applies IFRS 18 “Presentation and disclosure in financial statements”.

The amendments specify which entities are within the scope of the option provided for in IAS 28 to measure investments in associates or joint ventures at fair value through profit or loss in accordance with IFRS 9 “Financial instruments”, instead of applying the equity method, limiting this option to venture capital organizations, mutual funds, unit trusts and similar entities.

As of the date of issuance of these condensed interim consolidated financial statements, the Group anticipates that the application of these amendments will not have a significant impact on its financial statements.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the nine and three-month periods ended September 30, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the nine-month period ended September 30, 2026 are described below:

Sale of equity interests in Metrogas and Metroenergía

As part of the Company’s asset portfolio assessment, on August 10, 2026, YPF’s Board of Directors approved the signing of a share purchase and sale agreement with Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer (i) 70% of the capital stock of Metrogas and (ii) 5% of the capital stock of Metroenergía. The sale price of the transaction amounts to 780, and as a result of the transaction, YPF will dispose of its entire equity interest in those subsidiaries.

Likewise, the closing of the transaction is subject to the fulfillment of conditions precedent, including, among others, obtaining applicable regulatory approvals, such as approval from the ENReGE.

As of September 30, 2026, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and liabilities of Metrogas and Metroenergía have been classified as held for sale under the “Assets held for sale” and “Liabilities associated with assets held for sale” line items, respectively, in the statement of financial position and have been measured at the lower of their carrying amount and fair value less costs to sell (“fair value”).

The following table details the main assets held for sale and their associated liabilities for the equity interest in Metrogas and Metroenergía as of September 30, 2026:

	$
	September 30, 2026 (1)
Assets held for sale
Intangible assets		8
Property, plant and equipment		834
Other receivables		12
Trade receivables		265
Investments in financial assets		1
Cash and cash equivalents		107

Subtotal		1,227

Consolidation adjustments		(1)

Total		1,226

Liabilities directly associated with assets held for sale
Provisions		8
Deferred income tax liabilities, net		83
Income tax liability		45
Taxes payable		27
Salaries and social security		17
Loans		41
Other liabilities		17
Accounts payable		201

Subtotal		439

Consolidation adjustments		(27)

Total		412

Non-controlling interest		236

(1)

The financial information arises from the statutory consolidated financial statements of Metrogas and the amounts are translated to U.S. dollars using the closing exchange rate. On this information, adjustments have been made for the calculation of the equity interest in Metrogas and Metroenergía, to conform with YPF accounting policies.

Upon fulfillment of the closing conditions and the loss of control of the subsidiaries, the assets and liabilities of Metrogas and Metroenergía together with the related non-controlling interests will be derecognized, and the difference between the agreed consideration and the carrying amount of the net assets attributable to shareholders of the parent company as of the closing date will be recognized in profit or loss.

Likewise, the translation differences and the results from net monetary position accumulated in “Other comprehensive income” in the statement of changes in shareholders’ equity related to the investment in Metrogas and Metroenergía will be reclassified to profit or loss for the period upon closing of the transaction. As of September 30, 2026, the balances accumulated in “Other comprehensive income” in the statement of changes in shareholders’ equity related to the investment in those subsidiaries amount to a gain of 332.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of equity interest in YPF EE

On October 8, 2026, the Company entered into a share purchase and sale agreement with BNR Power Investments B.V. (“BNR”) for the acquisition of 24.99% of the capital stock of the YPF EE joint venture, subject to the fulfillment of closing conditions set forth in such agreement. On October 14, 2026 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by BNR to YPF of the shares representing 24.99% of the capital stock of YPF EE was completed.

As of the acquisition date, YPF, which owned 75.01% of the capital stock of YPF EE directly and indirectly prior to the aforementioned share purchase and sale agreement, became the sole shareholder, holding 100% of the capital stock of YPF EE. The amount of the transaction was 430 in cash.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 “Business combinations” and is accounted for using the acquisition method, as described in Note 2.b.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows arising from the recognition of this acquisition.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of September 30, 2026, the Group is in compliance with its covenants.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; and (iii) the transportation and commercialization of crude oil.

Its revenues are mainly derived from the sale of crude oil and refined and petrochemical products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

On July 1, 2026, the assets corresponding to the Agro business related to the commercialization of specialties for the agribusiness industry and of grains and their by-products, which were formerly included in the Midstream and Downstream business segment, were assigned to the New Energy business segment. In addition, the comparative information for the fiscal year ended December 31, 2025, and the period ended September 30, 2025, has been restated.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas (see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section); (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC; (v) the commercialization of specialties for the agribusiness industry and of grains and their by-products; and (vi) the management of fuel and lubricant sales related to the Agro business. Furthermore, through our joint ventures YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section) and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas. The commercialization of specialties for the agribusiness industry and of grains and their by-products, and the management of fuel and lubricant sales in the Midstream and Downstream business segments related to the Agro business.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

On July 1, 2026, the assets corresponding to the Agro business related to the commercialization of specialties for the agribusiness industry and of grains and their by-products, which were formerly included in the Midstream and Downstream business segment, were assigned to the New Energy business segment. In addition, the comparative information for the fiscal year ended December 31, 2025, and the period ended September 30, 2025, has been restated.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2026
Revenues	76		14,431	1,348	1,646	576	-	18,077
Revenues from intersegment sales	7,222		132	249	48	881	(8,532)	-

Revenues	7,298		14,563	1,597	1,694	1,457	(8,532)	18,077

Operating profit or loss	2,783	(3)	2,904	(47)	142	(542)	(628)	4,612
Income from equity interests in associates and joint ventures	16		56	68	210	-	-	350

Net financial results								(685)
Net profit before income tax								4,277
Income tax								(1,467)
Net profit for the period								2,810

Acquisitions of property, plant and equipment	3,217		747	58	27	96	-	4,145
Acquisitions of right-of-use assets	406		80	-	-	-	-	486
Increases from business combinations	-		-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,615		439	40	30	66	-	2,190
Amortization of intangible assets	-		27	-	6	16	-	49
Depreciation of right-of-use assets	116		96	-	-	4	-	216
Inventories write-down	-		-	-	8	-	-	8

Balance as of September 30, 2026
Assets	14,274		11,992	1,049	2,831	4,797	(764)	34,179

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2025
Revenues	66		10,582	1,371	1,329	544	-	13,892
Revenues from intersegment sales	5,863		149	256	15	823	(7,106)	-

Revenues	5,929		10,731	1,627	1,344	1,367	(7,106)	13,892

Operating profit or loss	507	(3)	926	(8)	96	(357)	(8)	1,156
Income from equity interests in associates and joint ventures	-		14	30	63	-	-	107

Net financial results								(746)
Net profit before income tax								517
Income tax								(667)
Net loss for the period								(150)

Acquisitions of property, plant and equipment	2,845		749	26	25	79	-	3,724
Acquisitions of right-of-use assets	35		125	-	-	8	-	168
Increases from business combinations (4)	822		93	-	-	-	-	915

Other income statement items
Depreciation of property, plant and equipment (2)	1,691		392	2	25	62	-	2,172
Amortization of intangible assets	-		27	-	9	8	-	44
Depreciation of right-of-use assets	114		93	1	-	6	-	214
Reversal of impairment losses of property, plant and equipment	-		-	-	(4)	-	-	(4)

Balance as of December 31, 2025
Assets	13,167		10,871	735	2,724	2,094	(152)	29,439

(1)	Corresponds to the eliminations among the business segments of the Group.

(2)	Includes depreciation of charges for impairment of property, plant and equipment.

(3)	Includes (12) and (1) of unproductive exploratory drillings as of September 30, 2026 and 2025, respectively.

(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets and liabilities measured at fair value through profit or loss as of September 30, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

Financial assets

	As of September 30, 2026
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	1,652	-	-	1,652
- Private securities - NO	15	-	-	15

	1,667	-	-	1,667

Cash and cash equivalents:
- Mutual funds	645	-	-	645
- Public securities	40	-	-	40

	685	-	-	685

	2,352	-	-	2,352

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	250	-	-	250
- Private securities - NO	12	-	-	12

	262	-	-	262

Cash and cash equivalents:
- Mutual funds	382	-	-	382
- Public securities	24	-	-	24

	406	-	-	406

	668	-	-	668

Financial liabilities

	As of September 30, 2026
	Level 1	Level 2	Level 3	Total
Other liabilities
- Liabilities for agreements	-	-	87	87

	-	-	87	87

As of December 31, 2025, the Group had no financial liabilities measured at fair value through profit or loss.

For the measurement of financial liabilities classified within Level 3 of the fair value hierarchy as of September 30, 2026, the Group uses valuation techniques based on expected cash flows that consider future production projections and expected fluctuations in the international oil price.

During the nine-month period ended September 30, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 9,621 and 10,696 as of September 30, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.	INTANGIBLE ASSETS

	September 30, 2026	December 31, 2025
Net carrying amount of intangible assets	867	1,108
Provision for impairment of intangible assets	(21)	(40)

	846	1,068

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles		Total
Cost	1,050	110	536		1,696
Accumulated amortization	730	-	435		1,165

Balance as of December 31, 2024	320	110	101		531

Cost
Increases	74	-	8		82
Increases from business combinations	-	580	-		580
Translation effect	-	-	(31)		(31)
Adjustment for inflation (1)	-	-	24		24
Decreases, reclassifications and other movements	-	(54)	29		(25)

Accumulated amortization
Increases	27	-	34		61
Translation effect	-	-	(20)		(20)
Adjustment for inflation (1)	-	-	15		15
Decreases, reclassifications and other movements	-	-	(3)		(3)

Cost	1,124	636	566		2,326
Accumulated amortization	757	-	461		1,218

Balance as of December 31, 2025	367	636	105		1,108

Cost
Increases	39	-	4		43
Increases from business combinations	-	-	-		-
Translation effect	-	-	(5)		(5)
Adjustment for inflation (1)	-	-	23		23
Decreases, reclassifications and other movements	-	(251)	(78)	(2)	(329)

Accumulated amortization
Increases	20	-	29		49
Translation effect	-	-	(3)		(3)
Adjustment for inflation (1)	-	-	17		17
Decreases, reclassifications and other movements	-	-	(90)	(2)	(90)

Cost	1,163	385	510		2,058
Accumulated amortization	777	-	414		1,191

Balance as of September 30, 2026	386	385	96		867

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	20,495	19,926
Provision for obsolescence of materials and equipment	(310)	(484)
Provision for impairment of property, plant and equipment	(292)	(357)

	19,893	19,085

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,355	28,511	9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329	6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	175	125	17	867	3,673	40	3	-	-	8	4,909
Increases from business combinations	11	184	51	93	46	50	-	-	-	-	-	435
Translation effect	(81)	-	-	(31)	(10)	(16)	-	(18)	-	(399)	(100)	(655)
Adjustment for inflation (1)	62	-	-	24	8	12	-	14	-	304	78	502
Decreases, reclassifications and other movements	(24)	(1,174)	555	178	(1,200)	(4,376)	(85)	23	37	40	(17)	(6,043)	(2) (3)

Accumulated depreciation
Increases	27	2,348	389	59	-	-	-	40	75	26	28	2,992
Translation effect	(45)	-	-	(19)	-	-	-	(11)	-	(205)	(74)	(354)
Adjustment for inflation (1)	34	-	-	14	-	-	-	9	-	157	56	270
Decreases, reclassifications and other movements	(28)	(4,134)	-	(29)	-	-	-	(10)	(1)	(1)	(27)	(4,230)	(2) (3)

Cost	1,324	27,696	10,062	1,009	1,274	5,411	14	918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543	6,619	403	-	-	-	828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	3,443	606	1,274	5,411	14	90	487	632	195	19,926

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,324	27,696	10,062	1,009	1,274	5,411	14	918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543	6,619	403	-	-	-	828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	3,443	606	1,274	5,411	14	90	487	632	195	19,926

Cost
Increases	1	403	70	11	635	2,990	25	3	-	-	7	4,145
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	(10)	-	-	(4)	(2)	(2)	-	(2)	-	(54)	(16)	(90)
Adjustment for inflation (1)	55	-	-	24	8	6	-	14	-	273	71	451
Decreases, reclassifications and other movements	(28)	895	387	19	(905)	(2,286)	-	32	40	(1,540)	(142)	(3,528)	(4) (5)

Accumulated depreciation
Increases	21	1,677	327	81	-	-	-	28	57	21	64	2,276
Translation effect	(5)	-	-	(2)	-	-	-	(3)	-	(29)	(8)	(47)
Adjustment for inflation (1)	31	-	-	14	-	-	-	10	-	141	51	247
Decreases, reclassifications and other movements	(21)	(1,054)	-	(24)	-	-	-	(7)	(1)	(819)	(141)	(2,067)	(4) (5)

Cost	1,342	28,994	10,519	1,059	1,010	6,119	39	965	1,642	(1)	842	52,530
Accumulated depreciation	729	21,166	6,946	472	-	-	-	856	1,171	2	693	32,035

Balance as of September 30, 2026	613	7,828	3,573	587	1,010	6,119	39	109	471	(3)	149	20,495

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 380 and 74 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements.

(3)

Includes 4,630 and 3,879 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

(4)

Includes 1,294 and 1,030 of cost and accumulated depreciation, respectively, of assets related to the “CNQ-7 Gobernador Ayala”, “CNQ-7A”, “Jagüel Casa de Piedra” and “Chachahuén Sur” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza, within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 12.a.1).

(5)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2026 and 2025, the rate of capitalization was 7.09% and 6.75%, respectively, and the amount capitalized amounted to 13 and 9, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	223

Increases charged to profit or loss	371
Decreases charged to profit or loss	(41)
Applications due to utilization	(20)
Translation effect	(2)
Adjustment for inflation (1)	2
Reclassifications	(49)

Balance as of December 31, 2025	484

Increases charged to profit or loss	51
Decreases charged to profit or loss	(77)
Applications due to utilization	(144)
Translation effect	-
Adjustment for inflation (1)	1
Reclassifications (2)	(5)

Balance as of September 30, 2026	310

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	497

Increases charged to profit or loss	2
Decreases charged to profit or loss	(7)
Depreciation (1)	(135)
Translation effect	(4)
Adjustment for inflation (2)	4
Reclassifications	-

Balance as of December 31, 2025	357

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(86)
Translation effect	-
Adjustment for inflation (2)	2
Reclassifications	19

Balance as of September 30, 2026	292

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Land and buildings		Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	52		568	611	114	673	2,018
Accumulated depreciation	32		502	284	67	390	1,275

Balance as of December 31, 2024	20		66	327	47	283	743

Cost
Increases	-		37	40	-	139	216
Translation effect	-		-	-	(8)	-	(8)
Adjustment for inflation (1)	-		-	-	5	-	5
Decreases, reclassifications and other movements	(7)		(19)	(4)	-	(51)	(81)

Accumulated depreciation
Increases	6		35	111	11	180	343
Translation effect	-		-	-	(6)	-	(6)
Adjustment for inflation (1)	-		-	-	4	-	4
Decreases, reclassifications and other movements	(1)		(2)	-	-	-	(3)

Cost	45		586	647	111	761	2,150
Accumulated depreciation	37		535	395	76	570	1,613

Balance as of December 31, 2025	8		51	252	35	191	537

Cost
Increases	-		406	19	-	61	486
Translation effect	-		-	-	-	-	-
Adjustment for inflation (1)	-		-	-	5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(20)	(90)	(9)	(7)	(127)

Accumulated depreciation
Increases	2		47	79	10	108	246
Translation effect	-		-	-	-	-	-
Adjustment for inflation (1)	-		-	-	3	-	3
Decreases, reclassifications and other movements	(1)	(2)	(18)	(54)	(4)	(6)	(83)

Cost	44		972	576	107	815	2,514
Accumulated depreciation	38		564	420	85	672	1,779

Balance as of September 30, 2026	6		408	156	22	143	735

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Amount of investments in associates	730	326
Amount of investments in joint ventures	1,513	1,284

	2,243	1,610

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025, correspond to:

	$
	Investments in associates and joint ventures
Balance as of December 31, 2024		1,960

Acquisitions and contributions		96
Capitalization in associates and joint ventures		12
Income on investments in associates and joint ventures		122
Distributed dividends (3)		(249)
Translation differences		(17)
Adjustment for inflation (1)		18
Decrease of companies (2)		(261)
Other movements (4)		(71)

Balance as of December 31, 2025		1,610

Acquisitions and contributions		374
Capitalization in associates and joint ventures		-
Income on investments in associates and joint ventures		350
Distributed dividends (3)		(107)
Translation differences		(1)
Adjustment for inflation (1)		17
Decrease of companies		-
Other movements		-

Balance as of September 30, 2026		2,243

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Includes 31 and 23 that were offset by trade liabilities as of September 30, 2026 and December 31, 2025, respectively.
(4)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2026	2025	2026	2025
Net income	68	34	282	73
Other comprehensive income	16	(7)	-	12

Comprehensive income	84	27	282	85

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section).

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of September 30, 2026 and December 31, 2025:

	Upstream	Midstream and Downstream	New Energies	Total
Balance as of September 30, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	442	-	-	442
Property, plant and equipment - Gas stations	-	2	-	2
Assets of subsidiaries Metrogas and Metroenergía (1)	-	-	1,226	1,226

	442	2	1,226	1,670

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	289	-	-	289
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	1	-	-	1
Provision for lawsuits and contingencies - Optimization plan of the conventional Upstream portfolio	3	-	-	3
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	-	4
Accounts Payable - Optimization plan of the conventional Upstream portfolio	30	-	-	30
Liabilities of subsidiaries Metrogas and Metroenergía (1)	-	-	412	412

	327	-	412	739

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream and Downstream	New Energies	Total
Balance as of December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,013	-	-	1,013
Property, plant and equipment - Gas stations	-	6	-	6
Assets of subsidiaries Metrogas and Metroenergía	-	-	-	-

	1,013	6	-	1,019

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,172	-	-	1,172
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	5	-	-	5
Provision for lawsuits and contingencies - Optimization plan of the conventional Upstream portfolio	-	-	-	-
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	-	4
Accounts Payable - Optimization plan of the conventional Upstream portfolio	-	-	-	-
Liabilities of subsidiaries Metrogas and Metroenergía	-	-	-	-

	1,181	-	-	1,181

(1)	See Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements. Additionally, on July 8, 2026, YPF’s Board of Directors approved the disposal of new groups of assets related to areas in the Provinces of Mendoza and La Pampa, see the sections “CNQ-7 Gobernador Ayala, CNQ-7A and Jagüel Casa de Piedra” and “Chachahuén Sur, Cerro Morado Este, Puesto Hernández and Chihuido de la Sierra Negra”.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that the disposal of these assets will occur. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

The updates for the nine-month period ended September 30, 2026, related to the assignment agreements that have met the agreed closing conditions and, as a result, the transaction was closed are described below:

●	Manantiales Behr

On May 5, 2026, Decree No. 407/2026 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Manantiales Behr” exploitation concessions, “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut, in favor of San Benito Upstream S.A.U. (“San Benito”) and PECOM Servicios Energía S.A.U. (“PECOM”).

On May 21, 2026, after the fulfillment of the closing conditions by YPF, San Benito and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of San Benito and PECOM was completed.

●	Cerro Fortunoso and Valle del Río Grande

On June 5, 2026, Resolution No. 103/2026 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the assignment of 100% of the rights and obligations of YPF in the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions in favor of Venoil S.A.

On September 21, 2026, after the fulfillment of the closing conditions by YPF and Venoil S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Venoil S.A. was completed.

The assignment and/or reversion agreements signed by YPF during the nine-month period ended September 30, 2026, that remain subject to the fulfillment of the agreed closing conditions are described below:

●	CNQ-7 Gobernador Ayala, CNQ-7A and Jagüel Casa de Piedra

On August 5, 2026, YPF signed agreements for the assignment by YPF to San Benito of its interest in the “CNQ-7 Gobernador Ayala”, “CNQ-7A” and “Jagüel Casa de Piedra” exploitation concessions, located in the Provinces of Mendoza and La Pampa.

The sale price of the transaction amounted to 205 subject to the applicable price adjustments. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

●	Chachahuén Sur, Cerro Morado Este, Puesto Hernández and Chihuido de la Sierra Negra

On August 5, 2026, YPF signed agreements for the assignment by YPF to Energía Mendocina S.A. and Compañía Andina de Petróleo y Gas S.A. of its interest in the “Chachahuén Sur”, “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza.

The sale price of the transaction amounted to 200, subject to the applicable price adjustments. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

12.a.2) Accounting matters

In relation to the assignment agreements that have met the agreed closing conditions during the nine-month period ended September 30, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 179.

-	A loss from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 133.

-	The derecognition of the carrying amount of the assets held for sale net of the liabilities directly associated with assets held for sale of 68.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 56 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

13.	INVENTORIES

	September 30, 2026		December 31, 2025
Finished goods	1,035		921
Crude oil and natural gas	383		393	(2)
Products in process	92		39
Raw materials, packaging materials and others	49		94

	1,559	(1)	1,447	(1)

(1)	As of September 30, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 of provision for inventories write-down as of December 31, 2025. See Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	218	163	85	502	(3)
Tax credit and export rebates	8	341	67	99
Loans and balances with related parties (1)	186	36	200	36
Collateral deposits	-	6	-	15
Prepaid expenses	40	46	48	39
Advances and loans to employees	-	6	-	6
Advances to suppliers and custom agents (2)	4	84	6	90
Receivables with partners in JO and Consortiums	211	125	232	299
Miscellaneous	46	89	49	73

	713	896	687	1,159
Provision for other doubtful receivables	(35)	-	(39)	-

	678	896	648	1,159

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. TRADE RECEIVABLES

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	9	2,054	12	1,728
Provision for doubtful trade receivables	(6)	(79)	(7)	(74)

	3	1,975	5	1,654

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9	(1)	52

Increases charged to expenses	-		62
Decreases charged to income	-		(8)
Applications due to utilization	-		(20)
Net exchange and translation differences	(2)		(12)
Reclassifications	-		-

Balance as of December 31, 2025	7	(1)	74

Increases charged to expenses	-		56
Decreases charged to income	-		(8)
Applications due to utilization	-		(3)
Net exchange and translation differences	(1)		(5)
Reclassifications (2)	-		(35)

Balance as of September 30, 2026	6	(1)	79

(1)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	1,652	(1)	250
Private securities - NO	15	(2)	12

	1,667		262

(1)	See Note 37.
(2)	Includes 7 of NO from the BNA.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	September 30, 2026	December 31, 2025
Cash and banks (1)	286	198
Short-term investments (2)	1,016	329
Financial assets at fair value through profit or loss (3)	685	406

	1,987	933

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 138 and 13 of term deposits and other investments with BNA as of September 30, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current		Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2024	129		21	99	36	856	59	1,084	116

Increases charged to expenses	41		-	142	-	114	-	297	-
Decreases charged to income	(7)		-	(1)	-	(36)	-	(44)	-
Increases from business combinations	2		-	-	-	12	-	14	-
Applications due to utilization	(1)		(25)	-	(92)	-	(22)	(1)	(139)
Net exchange and translation differences	(28)		(1)	-	-	-	-	(28)	(1)
Reclassifications and other movements (1)	(25)		25	(172)	174	(515)	54	(712)	253

Balance as of December 31, 2025	111		20	68	118	431	91	610	229

Increases charged to expenses	48		11	95	-	47	-	190	11
Decreases charged to income	(7)		-	(1)	-	(6)	-	(14)	-
Increases from business combinations	-		-	-	-	-	-	-	-
Applications due to utilization	-		(8)	-	(69)	-	(7)	-	(84)
Net exchange and translation differences	(5)		-	-	-	-	-	(5)	-
Reclassifications and other movements (2) (3)	(19)	(4)	8	(84)	84	273	51	170	143

Balance as of September 30, 2026	128		31	78	133	745	135	951	299

(1)

Includes 242 and 4 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

(2)

Includes 75 and 3 corresponding to the provisions for hydrocarbon wells abandonment obligations and provision for lawsuits and contingencies, respectively, related to the “CNQ-7 Gobernador Ayala”, “CNQ-7A”, “Jagüel Casa de Piedra” and “Chachahuén Sur” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza, within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 12.a.1).

(3)

Includes 401 corresponding to the provision for hydrocarbon wells abandonment obligations related to certain areas which were previously classified under “Liabilities associated with assets held for sale” in the statement of financial position.

(4)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the nine-month periods ending September 30, 2026 and 2025 is as follows:

	For the nine-month periods ended September 30,
	2026	2025
Current income tax	(1,306)	(47)
Deferred income tax	(161)	(620)

	(1,467)	(667)

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19. INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 34.30%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 “Regularization plan associated with the calculation of tax loss carryforwards” section to the annual consolidated financial statements.

As of September 30, 2026 and December 31, 2025 the Group has classified as deferred tax asset 24 and 9, respectively, and as deferred tax liability 476 and 373, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of September 30, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	86	-	41
Withholdings and perceptions	-	73	-	77
Royalties	-	101	-	51
Fuels tax	11	125	18	14
Turnover tax	-	5	-	7
Miscellaneous	-	11	-	27

	11	401	18	217

21. SALARIES AND SOCIAL SECURITY

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	76	-	73
Bonuses and incentives provision	-	200	-	166
Long-term plans provision (1)	169	-	58	-
Vacation provision	-	72	-	61
Provision for severance indemnities (2)	-	14	-	31
Miscellaneous	2	4	5	5

	171	366	63	336

(1)	See Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	776

Increases of leases	216
Financial accretions	65
Decreases of leases	(80)
Payments	(406)

Balance as of December 31, 2025	571

Increases of leases	486
Financial accretions	40
Decreases of leases	(50)
Payments	(281)

Balance as of September 30, 2026	766

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS

					September 30, 2026		December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current
Pesos:
Financial loans		-		-	-	-	61	24
Account overdrafts		-		-	-	-	-	3

					-	-	61	27

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	7,872	1,399	7,466	1,486
Exports pre-financing	5.89%	-	8.65%	2027-2029	464	18	153	197
Imports financing		-		-	-	-	-	20
Financial loans (4)	4.50%	-	7.85%	2026-2030	336	161	546	561
Stock market promissory notes		-		-	-	-	-	64

					8,672	1,578	8,165	2,328

					8,672	1,578	8,226	2,355

(1)	Nominal annual interest rate as of September 30, 2026.
(2)	Disclosed net of 130 and 175 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2026 and December 31, 2025, respectively.
(3)

Includes 848 and 1,475 as of September 30, 2026 and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 162 and 233 of loans granted by BNA as of September 30, 2026 and December 31, 2025, respectively.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	8,942

Proceeds from loans	4,481
Payments of loans	(2,871)
Payments of interest	(670)
Account overdrafts, net	4
Accrued interest (1)	691
Net exchange and translation differences	(14)
Result from net monetary position (2)	(5)
Increases from business combinations	23
Reclassifications	-

Balance as of December 31, 2025	10,581

Proceeds from loans	2,427
Payments of loans	(2,652)
Payments of interest	(637)
Account overdrafts, net	(3)
Accrued interest (1)	573
Net exchange and translation differences	1
Result from net monetary position (2)	1
Increases from business combinations	-
Reclassifications (3)	(41)

Balance as of September 30, 2026	10,250

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(3)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2026		December 31, 2025
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1	15	-
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	-	330	648	19
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11	530	2
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	9	397	-
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	288	144	537	216
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	560	-	558	11
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	274	59	329	65
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	154
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	-	38	38	-
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	188
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-	400	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	88	-	133
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	557	172	714	114
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	132
July, April	2024/25	U.S. dollar	389	Class XXX	-	-	-	-	-	-	370
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,045	5	1,046	21
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	125	2	125	2
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	25	1	25	-
January (2)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	1,626	28	1,080	42
February	2025	U.S. dollar	140	Class XXXV	-	-	-	-	-	140	1
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	-	141	139	2
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	-	252	248	4
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	154	4	155	8
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	50	-	50	-
October (2)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	96	98	1
December (2)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2029	358	8	194	1
April (4)	2026	U.S. dollar	296	Class XLIII	Fixed	5.50%	2030	296	7	-	-
September (4)	2026	U.S. dollar	1,171	Class XLIV	Fixed	7.94%	2035	1,171	3	-	-

								7,872	1,399	7,466	1,486

(1)	Nominal annual interest rate as of September 30, 2026.
(2)	During the nine-month period ended September 30, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

24. OTHER LIABILITIES

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	252	186	91	162
Liabilities for contractual claims (1)	-	45	54	56
Provision for operating optimizations (2)	-	45	-	22
Liabilities for agreements (3)	316	267	227	158
Miscellaneous	1	3	1	1

	569	546	373	399

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)

Includes, mainly, the liabilities related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project (see Note 11.a.2) to the annual consolidated financial statements).

25. ACCOUNTS PAYABLE

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,175	4	2,172
Guarantee deposits	1	3	1	3
Payables with partners of JO and Consortiums	-	35	1	48
Miscellaneous	-	18	-	15

	5	2,231	6	2,238

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the nine-month periods ended September 30,
	2026	2025
Revenue from contracts with customers	17,991	13,740
National Government incentives (1)	86	152

	18,077	13,892

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

●	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,436	-	-	-	6,436
Gasolines	-	3,888	-	-	-	3,888
Natural gas (1)	18	37	1,257	685	-	1,997
Crude oil	26	843	-	-	-	869
Jet fuel	-	959	-	-	-	959
Lubricants and by-products	-	321	-	-	-	321
LPG	-	311	-	-	-	311
Fuel oil	-	111	-	-	-	111
Petrochemicals	-	550	-	-	-	550
Fertilizers and crop protection products	-	-	-	212	-	212
Flours, oils and grains	-	-	-	614	-	614
Asphalts	-	95	-	-	-	95
Goods for resale at gas stations	-	87	-	-	-	87
Income from services	-	1	-	-	96	97
Income from construction contracts	-	-	-	-	231	231
Virgin naphtha	-	207	-	-	-	207
Petroleum coke	-	237	-	-	-	237
LNG regasification	-	43	-	-	-	43
Other goods and services	32	301	9	135	249	726

	76	14,427	1,266	1,646	576	17,991

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26.	REVENUES (cont.)

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	4,589	-	-	-	4,589
Gasolines	-	2,902	-	-	-	2,902
Natural gas (1)	26	9	1,219	537	-	1,791
Crude oil	1	749	-	-	-	750
Jet fuel	-	568	-	-	-	568
Lubricants and by-products	-	307	-	-	-	307
LPG	-	234	-	-	-	234
Fuel oil	-	90	-	-	-	90
Petrochemicals	-	391	-	-	-	391
Fertilizers and crop protection products	-	-	-	218	-	218
Flours, oils and grains	-	-	-	454	-	454
Asphalts	-	88	-	-	-	88
Goods for resale at gas stations	-	85	-	-	-	85
Income from services	-	-	-	1	103	104
Income from construction contracts	-	-	-	-	214	214
Virgin naphtha	-	118	-	-	-	118
Petroleum coke	-	176	-	-	-	176
LNG regasification	-	43	-	-	-	43
Other goods and services	39	227	7	118	227	618

	66	10,576	1,226	1,328	544	13,740

(1)	Includes 1,291 and 1,241 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2026 and 2025, respectively.

Sales channels

	For the nine-month period ended September 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,213	-	-	-	6,213
Power plants	-	-	318	234	-	552
Distribution companies	-	-	369	-	-	369
Retail distribution of natural gas	-	-	-	429	-	429
Industries, transport and aviation	18	3,934	570	81	-	4,603
Agriculture	-	924	-	826	-	1,750
Petrochemical industry	-	530	-	-	-	530
Trading	-	1,822	-	-	-	1,822
Oil companies	26	521	-	-	-	547
Commercialization of LPG	-	219	-	-	-	219
Other sales channels	32	264	9	76	576	957

	76	14,427	1,266	1,646	576	17,991

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	4,886	-	-	-	4,886
Power plants	-	11	308	35	-	354
Distribution companies	-	-	350	-	-	350
Retail distribution of natural gas	-	-	-	337	-	337
Industries, transport and aviation	27	2,808	568	216	-	3,619
Agriculture	-	702	-	672	-	1,374
Petrochemical industry	-	500	-	-	-	500
Trading	-	1,230	-	-	-	1,230
Oil companies	-	135	-	-	-	135
Commercialization of LPG	-	86	-	-	-	86
Other sales channels	39	218	-	68	544	869

	66	10,576	1,226	1,328	544	13,740

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26.	REVENUES (cont.)

Target market

Sales in the domestic market amounted to 14,873 and 11,608 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Sales in the international market amounted to 3,118 and 2,132 for the nine-month periods ended September 30, 2026 and 2025, respectively.

●  Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	8	1,967	11	1,678
Contract assets	-	3	-	3
Contract liabilities	243	150	180	117

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the nine-month periods ended September 30, 2026 and 2025 the Group has recognized 57 and 43, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27.	COSTS

	For the nine-month periods ended September 30,
	2026	2025
Inventories at beginning of year	1,447	1,546
Purchases	4,553	3,614
Production costs (1)	6,156	6,441
Translation effect	-	(18)
Inventories write-down	(8)	(1)
Adjustment for inflation (2)	10	11
Other movements (3)	20	-
Inventories at end of the period	(1,559)	(1,529)

	10,619	10,064

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	Includes, mainly, collection of receivables settled in kind arising from the sale of assets.

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month period ended September 30, 2026
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	683	378	131		11	1,203
Fees and compensation for services	64	218	38		-	320
Other personnel expenses	205	29	11		1	246
Taxes, charges and contributions	80	155	816	(1)	-	1,051
Royalties, easements and fees	950	-	2		2	954
Insurance	34	3	1		-	38
Rental of real estate and equipment	90	2	11		-	103
Survey expenses	-	-	-		3	3
Depreciation of property, plant and equipment	2,070	39	81		-	2,190
Amortization of intangible assets	30	19	-		-	49
Depreciation of right-of-use assets	207	-	9		-	216
Industrial inputs, consumable materials and supplies	265	8	7		2	282
Operation services and other service contracts	128	9	54		7	198
Preservation, repair and maintenance	811	24	29		12	876
Unproductive exploratory drillings	-	-	-		12	12
Transportation, products and charges	439	-	385		-	824
Provision for doubtful receivables	-	(2)	48		-	46
Publicity and advertising expenses	-	56	27		-	83
Fuel, gas, energy and miscellaneous	100	10	66		2	178

	6,156	948	1,716		52	8,872

(1)	Includes 249 corresponding to export withholdings and 515 corresponding to turnover tax.
(2)	Includes 31 corresponding to research and development activities.

	For the nine-month period ended September 30, 2025
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	773	209	115		5	1,102
Fees and compensation for services	76	198	33		-	307
Other personnel expenses	199	25	10		6	240
Taxes, charges and contributions	54	151	660	(1)	-	865
Royalties, easements and fees	790	-	2		3	795
Insurance	55	2	1		-	58
Rental of real estate and equipment	168	1	11		-	180
Survey expenses	-	-	-		19	19
Depreciation of property, plant and equipment	2,065	33	74		-	2,172
Amortization of intangible assets	29	15	-		-	44
Depreciation of right-of-use assets	205	-	9		-	214
Industrial inputs, consumable materials and supplies	368	4	9		3	384
Operation services and other service contracts	179	11	43		11	244
Preservation, repair and maintenance	1,061	27	28		17	1,133
Unproductive exploratory drillings	-	-	-		1	1
Transportation, products and charges	376	-	349		-	725
Provision for doubtful receivables	-	-	29		-	29
Publicity and advertising expenses	-	44	29		-	73
Fuel, gas, energy and miscellaneous	43	23	66		3	135

	6,441	743	1,468		68	8,720

(1)	Includes 199 corresponding to export withholdings and 412 corresponding to turnover tax.
(2)	Includes 25 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2026	2025
Lawsuits	(48)	(22)
Export Increase Program (1)	-	19
Result from sale of assets (2)	179	216
Result from changes in fair value of assets held for sale (2)	(133)	(240)
Provision for severance indemnities (2)	1	(28)
Provision for operating optimizations (2)	(56)	(90)
Provision for obsolescence of materials and equipment (2)	37	(240)
Result from revaluation of companies (3)	-	45
Result from liabilities for agreements	(82)	-
Other insurance income	8	-
Miscellaneous	(28)	(57)

	(122)	(397)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)	See Note 3 to the annual consolidated financial statements.

30. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	30	24
Interest on trade receivables	44	30
Other financial income	52	18

Total financial income	126	72

Financial costs
Loan interest	(564)	(490)
Hydrocarbon well abandonment provision financial accretion (1)	(143)	(231)
Other financial costs	(213)	(100)

Total financial costs	(920)	(821)

Other financial results
Exchange differences generated by loans	(2)	1
Exchange differences generated by cash and cash equivalents and investments in financial assets	1	(51)
Other exchange differences, net	65	28
Result on financial assets at fair value through profit or loss	124	67
Result from derivative financial instruments	(6)	5
Result from net monetary position	(73)	(47)

Total other financial results	109	3

Total net financial results	(685)	(746)

(1)

Includes 96 and 143 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the nine-month periods ending September 30, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of September 30, 2026 and December 31, 2025, and expenses for the nine-month periods ended September 30, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	September 30, 2026	December 31, 2025
Non-current assets (1)	7,285	6,936
Current assets	521	337

Total assets	7,806	7,273

Non-current liabilities	175	245
Current liabilities	724	557

Total liabilities	899	802

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the nine-month periods ended September 30,
	2026	2025
Production cost	2,349	2,052
Exploration expenses	7	7

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

32.	SHAREHOLDERS’ EQUITY

As of September 30, 2026, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 3,933,127,930 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 1 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2026, there are 37,640 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the nine-month period ended September 30, 2026, the Company has repurchased 461,311 of its own shares issued with a par value of 10 pesos each, equivalent to 4,613,110 shares with a par value of 1 peso each following the stock split (see “Stock split on YPF’s ordinary shares” section) for an amount of 27 plus commissions, for purposes of compliance with the share-based benefit plans (see Note 38). During the nine-month period ended September 30, 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) for the fiscal year ended December 31, 2025, and, in addition, in relation to the retained earnings as of December 31, 2025, approved: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 756 (1,096,460 million of pesos) (iii) allocate the amount of 27 (38,468 million of pesos) to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 5,802 (8,415,450 million of pesos) to appropriate a reserve for investments.

Stock split on YPF’s ordinary shares

The Shareholders’ Meeting aforementioned approved the change of the par value of the Company’s shares from $ 10 (ten pesos) to $ 1 (one peso) per share, which means that for every share with a par value of $ 10 outstanding, 10 shares with a par value of $1 each were issued, while the Company’s capital stock remains unchanged. Effective August 4, 2026, the distribution of shares and the change in par value (“Split”) took effect simultaneously and did not change the proportion of each shareholder’s equity interest or their economic or voting rights, but only changed the number of shares outstanding and their par value per share.

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2026	2025
Net profit	2,786	(172)
Weighted average number of shares outstanding	3,921,346,801	3,925,667,820
Basic and diluted earnings per share	0.71	(0.04)	(1)

(1)

In accordance with IAS 33, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

●  Asociación Superficiarios de la Patagonia (“ASSUPA”)

Concessionary companies in the Neuquina basin areas

On May 21, 2026, the CSJN issued a final ruling dismissing the lawsuit filed by ASSUPA, finding that it did not meet the minimum requirements necessary to ensure an adequate defense in court. Based on this judgment, ASSUPA’s claim has been definitively dismissed in these proceedings.

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

●

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

On May 8, 2026, Plaintiffs sought en banc rehearing of the Court of Appeals’ March 27, 2026 decision.

On June 2, 2026, the Court of Appeals denied Plaintiffs’ petition for rehearing en banc filed on May 8, 2026.

On June 10, 2026, the Court of Appeals’ mandate issued, concluding the appeal and remanding the case to the District Court for further proceedings in accordance with the Court of Appeals’ March 27, 2026 decision.

On September 30, 2026, Plaintiffs filed with the United States Supreme Court (“Supreme Court”) their petition for writ of certiorari, seeking review of certain aspects of the Court of Appeals’ March 27, 2026 decision. The questions presented by Plaintiffs relate to the Court of Appeals’ reversal of the District Court’s judgment against the Republic. YPF and the Republic have the option to submit responses to Plaintiffs’ petition. Once briefing on the petition is completed, the Supreme Court will decide whether it will grant review of the questions presented by Plaintiffs.

On October 19, 2026, the District Court entered an amended final judgment, which effectuates the Court of Appeals’ March 27, 2026 decision and confirms the dismissal of all claims against YPF and the Republic.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 34 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol (see Note 38 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, became the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agreed, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol.

On September 14, 2026, after the closing conditions set forth in the amendment dated April 30, 2026, had been met, the transaction was completed whereby YPF transferred to Pluspetrol a 20% interest in the “La Escalonada” and “Rincón La Ceniza” exploitation concessions through VMI.

As of September 30, 2026, based on the aforementioned, the Group recognized 219 in assets net of liabilities related to the acquisition of the interest in the “Aguada Villanueva”, “Las Tacanas”, and “Meseta Buena Esperanza” exploitation concessions and derecognized assets net of liabilities in the same amount corresponding to the interest in the “La Escalonada” and “Rincón La Ceniza” exploitation concessions transferred through VMI. VMI, following the aforementioned transfer, retains a 25% interest in those concessions.

In accordance with the transaction described and the expected cash flows from the exchanged assets, the closing of the transaction had no impact on profit or loss.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in BSP (formerly Equinor Argentina S.A.U), and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 38 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed. As of that date, YPF (i) held a 16.3% interest in the capital stock of BSP, which owns a 30% interest in the “Bandurria Sur” exploitation concession, and which, combined with YPF’s current 40% interest in that concession, this results in a total direct and indirect 44.9% interest in that block; and (ii) acquired a 15% interest in the “Bajo del Toro” exploration permit and “Bajo del Toro Norte” exploitation concession, which, combined with YPF’s current 50% interest, results in a total direct 65% interest in those areas.

The total amount of both transactions was 204 in cash. In addition, the Company recognized a liability of 87 associated with the additional contingent consideration, which is subject to the fulfillment of certain contractual conditions.

Based on the closing of the aforementioned agreement, as of the transaction’s closing date, YPF recognized 218 in investments in associates related to the acquisition of the associate BSP, applying the equity method from the date of acquisition, and 73 in assets net of liabilities related to the acquisition of the interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

CENCH in the Province of Neuquén

Within the framework of the asset exchange agreement between YPF and Pluspetrol (see “Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)” section), on May 29, 2026, through several decrees issued by the Executive Branch of the Province of Neuquén, the granting of the CENCH in the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte” and “Las Tacanas I and II” blocks was approved for a term of 35 years. As of the date of issuance of these condensed interim consolidated financial statements, YPF holds 100% interest in those blocks, and the commitments undertaken include investments and payments related to infrastructure and corporate social responsibility contributions.

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS (cont.)

Additionally, on June 4, 2026, an Agreement was executed with the Province of Neuquén in connection with the LNG capacity development project in Argentina (“Argentina LNG Project”), which establishes certain benefits and obligations, including: (i) a reduction in the royalty rate applicable to natural gas; (ii) an exemption from the turnover tax; (iii) the establishment of dispute resolution mechanisms through arbitration by the International Chamber of Commerce of Paris and, for certain matters, before the local courts of Neuquén; and (iv) tax stability, among others. Accordingly, the concessionaire’s main obligation consists of carrying out infrastructure projects in the Province of Neuquén for a total amount of 175. As of the date of issuance of these condensed interim consolidated financial statements, the Agreement is subject to the fulfillment of closing conditions, including the signing of the Final Investment Decision (“FID”) for the Argentina LNG Project.

Argentina LNG Project

In June 2026, YPF signed agreements with Eni Argentina LNG B.V. (“Eni”) and XRG ARG LIMITED (“XRG”) to incorporate these companies in the development of the Argentina LNG Project through the sale of equity interests in the subsidiary UPCO ARLNG I, a company wholly owned by YPF, which will hold the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte”, and “Las Tacanas I and II” blocks. As of the date of issuance of these condensed interim consolidated financial statements, these agreements are subject to the fulfillment of closing conditions, including the regulatory authority’s approval of the transfer of these YPF blocks to UPCO ARLNG I.

Within this context, Eni and XRG will acquire 32% of UPCO ARLNG I’s capital stock, respectively, while YPF will retain a 36% of the capital stock. As of the closing date of this transaction, the aforementioned blocks located in the Vaca Muerta formation will be dedicated to the development of the Argentina LNG Project.

The Argentina LNG Project is an integrated initiative that combines the development of unconventional natural gas resources in the Vaca Muerta formation with midstream and liquefaction infrastructure, with the objective of supplying liquefied natural gas to international markets.

Granted guarantees

Within the framework of the LNG Project, on August 27, 2026, SMP entered into a loan agreement for up to 900 to finance the construction of a natural gas pipeline. In relation with this financing and the 25% equity interest of Sur Inversiones Energéticas in SMP, the Company granted guarantees for up to 225, which become effective subject to certain contractual conditions precedent. In addition, SMP’s shareholders, including Sur Inversiones Energéticas, have granted a fiduciary assignment of their SMP’s shares as collateral for such financing.

Additionally, on the same date, SESA and SMP entered into a natural gas transportation agreement under which the Company, in relation with the 25% equity interest of Sur Inversiones Energéticas in SESA, guarantees certain obligations of SESA to SMP for up to 325.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

●  Regulations applicable to the Downstream activities

On July 22, 2026, Resolution SE No. 166/2026 was published, establishing the “Export operations registry,” intended to record notifications, objections, and certificates of free export, and repeals Decree No. 645/2002 and Resolutions SE No. 303/1994, SRH No. E-241/2017, and SE No. 175/2023.

That resolution establishes that exports of crude oil, gasoline (except aviation), diesel, propane, butane, and LPG must be reported. The Undersecretariat of Hydrocarbons will be the authority responsible for granting or objecting to certificates of free export, and may object to the export (in whole or in part) based solely on technical and/or economic grounds arising from the procedure for the export of liquid hydrocarbons and their derivatives set forth in Resolution SE No. 166/2026.

HORACIO DANIEL MARÍN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

●  Regulations applicable to natural gas and LNG activities

- Transportation, processing, storage, distribution and commercialization of natural gas

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

On October 13, 2026, Law No. 27,828/2026 was published, which amended Law No. 24,076/2026 (“Gas Law”), establishing that the ENReGE must ensure the automatic pass-through to consumer tariffs of the natural gas acquisition costs incurred by distributors.

- Regulatory requirements applicable to natural gas distribution

Distribution License

On September 29, 2026, Metrogas entered into an agreement with the Ministry of Economy to extend its natural gas distribution license for an additional twenty-year term, effective December 28, 2027. The agreement is subject to ratification by the PEN, and its ratification is subject, as a condition precedent, to approval by Metrogas’ Shareholders’ Meeting, scheduled for October 29, 2026.

Note from ENARGAS related to YPF’s equity interest in Metrogas

On August 21, 2026, YPF submitted to the SE a supplementary brief in support of the appeal filed on October 8, 2018, requesting that the ENARGAS Note be set aside. YPF argued, among other considerations, that as long as the Plan GasAr remains in effect, producers and distributors are unable to negotiate natural gas purchases under such plan.

On September 8, 2026, Resolution No. 1,469/2026 of the Ministry of Economy was published, partially granting YPF’s appeal with respect to the suspension of the effects of the ENARGAS Note, and ordered that those effects be suspended until the end of the Plan GasAr or until the divestment process currently underway is completed (see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section), whichever occurs first.

●  Investment incentive programs

On June 26, 2026, Ministry of Economy Resolution No. 873/2026 was published, approving the admission to the Large Investment Incentive Regime (“RIGI”) of the “Dedicated Pipeline for Natural Gas Exports” project submitted by SMP, associate of our subsidiary Sur Inversiones Energéticas, for the construction of a dedicated pipeline to transport natural gas for liquefaction.

On August 26, 2026, Ministry of Economy Resolution No. 1,381/2026 was published, approving the admission to the RIGI of the “Mega Expansion” project, through our joint venture Mega, for the expansion of the “MEGA Industrial Complex” project in order to increase its natural gas liquids processing capacity.

●  Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

●  Export duties

On June 3, 2026, Decree No. 423/2026 was published, which established a gradual and permanent reduction scheme in export duty on products such as soybean, soybean products such as soybean oil and soybean meal, and grains such as wheat, corn and sorghum. The Decree established a phased reduction in the rates depending on the product: (i) in the case of soybean, the rate will begin to be reduced monthly starting in January 2027 until it reaches 15.0% in December 2028; (ii) for soybean byproducts such as soybean oil and soybean meal, rates will begin to decrease monthly starting in January 2027 until they reach 14.0% in December 2028; (iii) for corn, the rate will begin to decrease quarterly starting in January 2027 until it reaches 5.5% in December 2028; and (iv) for wheat, the rate was reduced once in June 2026, settling at 5.5%.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN

President

42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE (2)	-	5	14	4	31	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	87	-	-	3	-
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	1	-	-

	-	5	101	4	32	3	-

Associates:
CDS	-	-	7	-	-	-	-
YPF Gas	-	5	28	-	3	-	-
Oldelval	143	15	-	3	17	-	-
Termap	-	-	-	-	2	-	-
GPA	-	-	-	-	2	-	-
OTAMERICA	43	4	-	-	7	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	7	15	-	-	57	-
BSP (3)	-	-	5	-	1	-	-

	186	31	55	3	32	57	-

	186	36	156	7	64	60	-

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE (2)	-	6	6	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	33	-	-	-	3
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	1	-	-	4	-	-

	-	7	39	4	36	-	3

Associates:
CDS	-	-	1	-	-	-	-
YPF Gas	-	-	10	-	1	-	-
Oldelval	154	13	-	4	33	-	-
Termap	-	-	-	-	2	-	-
GPA	-	-	-	-	2	-	-
OTAMERICA	46	-	1	1	3	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	16	53	-	-	44	-
BSP (3)	-	-	-	-	-	-	-

	200	29	65	5	41	44	-

	200	36	104	9	77	44	3

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4 “Acquisition of equity interest in YPF EE” section.
(3)	See Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section.

HORACIO DANIEL MARÍN

President

43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month period ended September 30,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE (2)	32	89	-	18	98	-
Profertil (1)	-	-	-	65	82	-
MEGA	266	14	-	289	1	-
Refinor (1)	-	-	-	53	8	-
CT Barragán	31	-	-	-	-	-
OTA	-	12	-	-	16	-

	329	115	-	425	205	-

Associates:
CDS	77	-	-	6	-	-
YPF Gas	85	2	1	69	2	-
Oldelval	1	108	-	-	83	-
Termap	-	16	-	-	16	-
GPA	-	18	-	-	18	-
OTAMERICA	-	41	-	3	36	-
Gas Austral	1	-	-	3	-	-
VMOS	120	-	-	42	-	-
BSP (3)	4	42	-	-	-	-

	288	227	1	123	155	-

	617	342	1	548	360	-

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4 “Acquisition of equity interest in YPF EE” section.
(3)	See Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section.

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (12)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2026	December 31, 2025	For the nine-month periods ended September 30,
Client / Suppliers	Ref.			2026	2025
SE	(1) (11)	78	41	80	142
SE	(2) (11)	4	1	4	6
SE	(3) (11)	2	4	2	4
SE	(4) (11)	5	5	-	-
Secretary of Transport	(5) (11)	3	4	-	-
CAMMESA	(6)	71	87	347	318
CAMMESA	(7)	(4)	(1)	(19)	(12)
ENARSA	(8)	183	127	258	270
ENARSA	(9)	(84)	(33)	(103)	(34)
Aerolíneas Argentinas S.A.	(10)	118	33	327	221

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(4)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(5)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(6)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(7)	Purchases of electrical energy.
(8)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(9)	Purchases of natural gas and crude oil.
(10)	Sales of jet fuel.
(11)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(12)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN

President

44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of September 30, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, National Treasury Bills issued by the National Government and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 30 and 331, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. As a result, as of September 30, 2026, YPF has a net balance receivable from CHNC of 4 and as of December 31, 2025 the net balance payable to CHNC amounted to 13. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month periods ended September 30,
	2026	2025
Short-term benefits (1)	31	22
Long-term plans	91	(1)
Post-retirement benefits	1	1
Termination benefits	-	4

	123	26

(1)	Does not include social security contributions of 7 and 5 for the nine-month periods ended September 30, 2026 and 2025, respectively.

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 4 and 3 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 221 and 146 for the nine-month periods ended September 30, 2026 and 2025 respectively.

Long-term plans

The amount charged to expense in relation to the share-based benefit plans (“Long-term Plan”) was 20 and 9 to be settled in equity instruments, for the nine-month periods ended September 30, 2026 and 2025, respectively.

In relation to the “Value Generation Plan”, as of September 30, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 33.18 per PSARs. The amount charged to expense related to the Value Generation Plan was a loss of 112 and a recovery of 7, for the nine-month periods ended September 30, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies related to the Long-term Plan and the Value Generation Plan. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN

President

45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, or as otherwise indicated)

39.	SUBSEQUENT EVENTS

Financial loan

On October 13, 2026, the Company entered into a loan agreement with ITAU UNIBANCO S.A. Bank for an amount of 400 maturing in October 2031, with quarterly principal payments starting in the third year. The loan accrues interest at a variable rate, with quarterly payments beginning in January 2027. The proceeds were used to repay the debt associated with the acquisition of the 24.99% interest in YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section).

Issuance of NO

On October 27, 2026, the Company issued Additional Class XLIII NO in the local market, maturing in April 2030, for a nominal amount of 72. The NO were issued at a price of 101.39% of their nominal value, resulting in a yield of 6%. The principal will be amortized in a single installment upon maturity.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of September 30, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on October 28, 2026.

HORACIO DANIEL MARÍN

President

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BSP	Bandurria Sur Participaciones S.A.
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
ENReGE	National Regulatory Agency for Gas and Electricity
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committee
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MIDCO ARLNG I	MIDCO ARLNG I S.A.U.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	Oleoducto Trasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SMP	San Matías Pipeline S.A.
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SESA	Southern Energy S.A.
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UPCO ARLNG I	UPCO ARLNG I S.A.U.
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2026, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on July 15, 2026, under No. 12,932, Book 127 of Corporations.

Capital structure

3,933,127,930 shares of common stock, $ 1 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025 (UNAUDITED) (Amounts expressed in millions of Argentine pesos)

	Notes	September 30, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	1,279,690	1,548,809
Property, plant and equipment	9	30,089,124	27,682,554
Right-of-use assets	10	1,111,100	779,202
Investments in associates and joint ventures	11	3,393,844	2,334,746
Deferred income tax assets, net	19	36,301	13,055
Other receivables	14	1,026,664	940,204
Trade receivables	15	3,205	7,497

Total non-current assets		36,939,928	33,306,067

Current assets
Assets held for sale	12	2,525,170	1,479,221
Inventories	13	2,357,935	2,098,590
Contract assets	26	4,338	4,522
Other receivables	14	1,355,671	1,681,800
Trade receivables	15	2,987,803	2,399,905
Investments in financial assets	16	2,521,108	380,569
Cash and cash equivalents	17	3,005,538	1,352,703

Total current assets		14,757,563	9,397,310

TOTAL ASSETS		51,697,491	42,703,377

SHAREHOLDERS’ EQUITY
Capital		3,921	3,921
Adjustment to capital		6,081	6,081
Treasury shares		12	12
Adjustment to treasury shares		20	20
Share-based benefit plans		17,454	9,323
Acquisition cost of treasury shares		(81,451)	(34,274)
Share trading premiums		24,658	13,707
Issuance premiums		640	640
Legal reserve		1,189,821	1,141,047
Reserve for investments		8,775,159	9,553,655
Reserve for purchase of treasury shares		40,112	48,146
Other comprehensive income		6,541,632	6,039,399
Unappropriated retained earnings and losses		4,266,925	(1,096,460)

Shareholders’ equity attributable to shareholders of the parent company		20,784,984	15,685,217

Non-controlling interest		412,900	333,766

TOTAL SHAREHOLDERS’ EQUITY		21,197,884	16,018,983

LIABILITIES
Non-current liabilities
Provisions	18	1,438,770	884,901
Contract liabilities	26	367,489	261,205
Deferred income tax liabilities, net	19	719,448	541,035
Income tax liability		1,144,115	1,204,132
Taxes payable	20	17,078	26,749
Salaries and social security	21	259,367	90,400
Lease liabilities	22	668,820	396,386
Loans	23	13,116,075	11,931,848
Other liabilities	24	860,985	541,608
Accounts payable	25	7,702	8,404

Total non-current liabilities		18,599,849	15,886,668

Current liabilities
Liabilities directly associated with assets held for sale	12	1,118,704	1,713,545
Provisions	18	451,367	332,986
Contract liabilities	26	226,854	169,937
Income tax liability		1,864,881	105,232
Taxes payable	20	606,258	315,457
Salaries and social security	21	553,638	486,905
Lease liabilities	22	490,516	432,437
Loans	23	2,387,459	3,415,028
Other liabilities	24	825,551	580,311
Accounts payable	25	3,374,530	3,245,888

Total current liabilities		11,899,758	10,797,726

TOTAL LIABILITIES		30,499,607	26,684,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,697,491	42,703,377

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the nine-month periods ended September 30,			For the three-month periods ended September 30,
	Notes	2026	2025		2026	2025
Net income
Revenues	26	26,117,379	16,621,228		9,838,920	6,337,445
Costs	27	(15,362,132)	(12,064,129)		(5,750,631)	(4,522,631)

Gross profit		10,755,247	4,557,099		4,088,289	1,814,814

Selling expenses	28	(2,483,125)	(1,751,209)		(940,330)	(629,809)
Administrative expenses	28	(1,371,470)	(884,257)		(503,321)	(336,147)
Exploration expenses	28	(74,767)	(78,166)		(22,809)	(22,339)
Inventories write-down and reversal of impairment losses / (impairment) of property, plant and equipment		(11,434)	5,326		-	(5,134)
Other net operating results	29	(150,443)	(451,267)		247,196	(64,572)

Operating profit		6,664,008	1,397,526		2,869,025	756,813

Income from equity interests in associates and joint ventures	11	504,097	132,706		200,473	41,357

Financial income	30	183,466	85,900		49,058	38,728
Financial costs	30	(1,314,704)	(945,623)		(461,372)	(336,753)
Other financial results	30	179,426	35,225		77,092	(4,156)

Net financial results	30	(951,812)	(824,498)		(335,222)	(302,181)

Net profit before income tax		6,216,293	705,734		2,734,276	495,989

Income tax	19	(2,110,858)	(887,372)		(943,775)	(739,322)

Net profit / (loss) for the period		4,105,435	(181,638)		1,790,501	(243,333)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(54,858)	(315,873)		(30,702)	(159,775)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		375,528	259,299		114,861	74,621
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		811,468	4,010,772		451,269	2,023,718

Other comprehensive income for the period		1,132,138	3,954,198		535,428	1,938,564

Total comprehensive income for the period		5,237,573	3,772,560		2,325,929	1,695,231

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		4,069,032	(213,448)		1,766,956	(257,626)
Non-controlling interest		36,403	31,810		23,545	14,293
Other comprehensive income for the period attributable to:
Shareholders of the parent company		1,058,830	3,904,826		513,037	1,924,091
Non-controlling interest		73,308	49,372		22,391	14,473
Total comprehensive income for the period attributable to:
Shareholders of the parent company		5,127,862	3,691,378		2,279,993	1,666,465
Non-controlling interest		109,711	81,182		45,936	28,766
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	1,037.66	(54.37)	(3)	450.17	(65.64)	(3)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2)	Correspond to the effect of the translation to YPF’s presentation currency, see Note 2.b.1).
(3)

In accordance with IAS 33 “Earnings per share”, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2026
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	6,081	12	20	9,323	(34,274)	13,707	640	1,141,047	9,553,655	48,146	6,039,399		(1,096,460)	15,685,217	333,766	16,018,983
Accrual of share-based benefit plans (3)	-	-	-	-	29,601	-	-	-	-	-	-	-		-	29,601	-	29,601
Repurchase of treasury shares	(5)	(7)	5	7	-	(38,468)	-	-	-	-	-	-		-	(38,468)	-	(38,468)
Settlement of share-based benefit plans	5	7	(5)	(7)	(21,470)	(8,709)	10,951	-	-	-	-	-		-	(19,228)	-	(19,228)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-		-	-	(30,577)	(30,577)
Release of reserves (5)	-	-	-	-	-	-	-	-	-	(9,553,655)	(48,146)	-		9,601,801	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	8,415,450	38,468	-		(8,453,918)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	48,774	359,709	1,644	502,233		146,470	1,058,830	73,308	1,132,138
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		4,069,032	4,069,032	36,403	4,105,435

Balance as of September 30, 2026	3,921	6,081	12	20	17,454	(81,451)	24,658	640	1,189,821	8,775,159	40,112	6,541,632	(1)	4,266,925	20,784,984	412,900	21,197,884

(1)

Includes 6,806,169 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section), (3,611,720) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 3,347,183 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 87,129 and 51,423 restricted to the distribution of retained earnings as of September 30, 2026, and December 2025, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2026.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2025
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	6,083	11	18	3,563	(9,655)	2,546	640	810,651	4,365,198	36,708	4,296,133		2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	10,341	-	-	-	-	-	-	-		-	10,341	-	10,341
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	6	9	(6)	(9)	(13,095)	(10,566)	11,144	-	-	-	-	-		-	(12,517)	-	(12,517)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Release of reserves (5)	-	-	-	-	-	-	-	-	-	(4,365,198)	(36,708)	-		4,401,906	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	6,787,343	34,205	-		(6,821,548)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	271,397	2,272,327	11,451	1,350,050		(399)	3,904,826	49,372	3,954,198
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		(213,448)	(213,448)	31,810	(181,638)

Balance as of September 30, 2025	3,928	6,092	5	9	809	(20,221)	13,690	640	1,082,048	9,059,670	45,656	5,646,183	(1)	(141,710)	15,696,799	305,545	16,002,344

(1)

Includes 6,191,834 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section), (3,021,199) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,475,548 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 94,706 and 72,137 restricted to the distribution of retained earnings as of September 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

(5)	As decided in the Shareholders’ Meeting on April 30, 2025.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED) (Amounts expressed in millions of Argentine pesos)

	For the nine-month periods ended September 30,
	2026	2025
Cash flows from operating activities
Net profit / (loss)	4,105,435	(181,638)
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(504,097)	(132,706)
Depreciation of property, plant and equipment	3,157,165	2,571,186
Amortization of intangible assets	71,526	55,124
Depreciation of right-of-use assets	309,867	252,473
Retirement of property, plant and equipment and intangible assets and consumption of materials	299,487	391,510
Charge on income tax	2,110,858	887,372
Net increase in provisions	441,066	691,928
Inventories write-down and reversal of impairment losses of property, plant and equipment	11,434	(5,326)
Effect of changes in exchange rates, interest and others	791,548	676,016
Share-based benefit plans	29,601	10,341
Result from sale of assets	(269,337)	(244,313)
Result from changes in fair value of assets held for sale	184,397	260,132
Result from revaluation of companies	-	(52,934)
Result from liabilities for agreements	119,833	-
Other insurance income	(11,401)	-
Changes in assets and liabilities:
Trade receivables	(811,545)	(660,580)
Other receivables	(166,570)	(256,603)
Inventories	(160,463)	6,169
Accounts payable	128,589	(231,211)
Taxes payable	304,645	50,952
Salaries and social security	239,372	3,224
Other liabilities	(130,771)	(332,229)
Decrease in provisions due to payment/use	(123,369)	(154,881)
Contract assets	184	21,317
Contract liabilities	136,296	134,542
Dividends received	96,485	208,260
Proceeds from collection of insurance	11,107	5,372
Income tax payments	(63,772)	(167,965)

Net cash flows from operating activities (1) (2)	10,307,570	3,805,532

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,492,819)	(4,290,491)
Additions of assets held for sale	(14,525)	(45,680)
Contributions and acquisitions of interests in associates and joint ventures	(380,835)	(87,814)
Acquisitions from business combinations net of cash and cash equivalents	-	(956,098)
(Payments) / proceeds net from the purchase and sale of financial assets	(1,923,085)	163,327
Interests received from financial assets	4,489	4,277
Proceeds from concessions, assignment agreements and sale of assets	1,099,936	84,975

Net cash flows used in investing activities	(6,706,839)	(5,127,504)

Financing activities: (3)
Payments of loans	(3,853,924)	(2,112,223)
Payments of interests	(932,170)	(630,256)
Proceeds from loans	3,532,897	4,154,321
Account overdrafts, net	(4,813)	-
Repurchase of treasury shares	(38,468)	-
Payments of leases	(402,768)	(359,662)
Payments of interests in relation to income tax	(119,152)	(2,789)
Dividend payments by subsidiaries	(30,577)	-

Net cash flows (used in) / from financing activities	(1,848,975)	1,049,391

Effect of changes in exchange rates on cash and cash equivalents	63,568	219,960

Reclassification of cash and cash equivalents to assets held for sale	(162,489)	-

Increase / (Decrease) in cash and cash equivalents	1,652,835	(52,621)

Cash and cash equivalents at the beginning of the fiscal year	1,352,703	1,151,868
Cash and cash equivalents at the end of the period	3,005,538	1,099,247

Increase / (Decrease) in cash and cash equivalents	1,652,835	(52,621)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 89,769 and 60,104 for the nine-month periods ended September 30, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	832,161	779,445
Unpaid additions of assets held for sale	-	912
Additions of right-of-use assets	706,320	200,528
Capitalization of depreciation of right-of-use assets	41,940	52,175
Capitalization of financial accretion for lease liabilities	2,198	7,466
Capitalization in associates and joint ventures	-	13,726
Liabilities arising from company acquisitions	131,152	16,110
Unpaid receivables from the sale of assets	750,801	595,592

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of September 30, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of September 30, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary
BSP (5)	Argentina	Hydrocarbon exploitation	16.30%	Associate

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	29.82%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through SESA and SMP associates	100%	Subsidiary
UPCO ARLNG I	Argentina	Exploration, exploitation, development and industrialization of natural gas for LNG production	100%	Subsidiary
MIDCO ARLNG I	Argentina	Transportation, fractionation and liquefaction of natural gas, and the commercialization and export of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2) (6)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía (6)	Argentina	Commercialization of natural gas	71.5%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE (7)	Argentina	Generation of electric power	75.01%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements and Note 36.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE, see Note 4 “Acquisition of equity interest in YPF EE” section.
(5)

As of September 30, 2026, the shares of BSP are pledged in guarantee for the obligations assumed in relation to the contingent consideration contemplated in the agreements entered into with Vista (see Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section).

(6)	See note 4 “Sale of equity interests in Metrogas and Metroenergía” section.
(7)	see Note 4 “Acquisition of equity interest in YPF EE” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV rules, the Company must present its financial statements in pesos.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB during the nine-month period ended September 30, 2026, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

•	IFRS 20 “Regulatory assets and regulatory liabilities”

In May 2026, the IASB issued IFRS 20 which replaces IFRS 14 “Regulatory deferral accounts”, with the objective of providing more complete information about the effects of rate regulation on the financial performance and financial position of entities subject to a rate regulation agreement. This standard is effective for fiscal years beginning on or after January 1, 2029.

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expense arising from differences in timing between the period in which an entity provides regulatory goods or services and the period in which the entity collects payment from customers through regulated rates.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 20.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Amendments to IAS 28 - Fair value option for investments in associates and joint ventures

In June 2026, the IASB issued amendments to IAS 28, with the objective of clarifying which entities are eligible to apply the fair value measurement option for certain investments in associates and joint ventures, which are effective when an entity first applies IFRS 18 “Presentation and disclosure in financial statements”.

The amendments specify which entities are within the scope of the option provided for in IAS 28 to measure investments in associates or joint ventures at fair value through profit or loss in accordance with IFRS 9 “Financial instruments”, instead of applying the equity method, limiting this option to venture capital organizations, mutual funds, unit trusts and similar entities.

As of the date of issuance of these condensed interim consolidated financial statements, the Group anticipates that the application of these amendments will not have a significant impact on its financial statements.

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the nine and three-month periods ended September 30, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the nine-month period ended September 30, 2026 are described below:

Sale of equity interests in Metrogas and Metroenergía

As part of the Company’s asset portfolio assessment, on August 10, 2026, YPF’s Board of Directors approved the signing of a share purchase and sale agreement with Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer (i) 70% of the capital stock of Metrogas and (ii) 5% of the capital stock of Metroenergía. The sale price of the transaction amounts to US$ 780 millions, and as a result of the transaction, YPF will dispose of its entire equity interest in those subsidiaries.

Likewise, the closing of the transaction is subject to the fulfillment of conditions precedent, including, among others, obtaining applicable regulatory approvals, such as approval from the ENReGE.

As of September 30, 2026, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and liabilities of Metrogas and Metroenergía have been classified as held for sale under the “Assets held for sale” and “Liabilities associated with assets held for sale” line items, respectively, in the statement of financial position and have been measured at the lower of their carrying amount and fair value less costs to sell (“fair value”).

The following table details the main assets held for sale and their associated liabilities for the equity interest in Metrogas and Metroenergía as of September 30, 2026:

	$
	September 30, 2026 (1)
Assets held for sale
Intangible assets		12,298
Property, plant and equipment		1,259,868
Right-of-use assets		27
Other receivables		17,833
Trade receivables		400,508
Investments in financial assets		2,003
Cash and cash equivalents		162,489

Subtotal		1,855,026

Consolidation adjustments		(1,686)

Total		1,853,340

Liabilities directly associated with assets held for sale
Provisions		12,000
Deferred income tax liabilities, net		125,827
Income tax liability		67,539
Taxes payable		40,340
Salaries and social security		24,833
Lease liabilities		32
Loans		62,134
Other liabilities		25,324
Accounts payable		306,372

Subtotal		664,401

Consolidation adjustments		(40,795)

Total		623,606

Non-controlling interest		356,481

(1)

The financial information arises from the statutory consolidated financial statements of Metrogas and the amounts are translated to U.S. dollars using the closing exchange rate. On this information, adjustments have been made for the calculation of the equity interest in Metrogas and Metroenergía, to conform with YPF accounting policies.

Upon fulfillment of the closing conditions and the loss of control of the subsidiaries, the assets and liabilities of Metrogas and Metroenergía together with the related non-controlling interests will be derecognized, and the difference between the agreed consideration and the carrying amount of the net assets attributable to shareholders of the parent company as of the closing date will be recognized in profit or loss.

Likewise, the translation differences and the results from net monetary position accumulated in “Other comprehensive income” in the statement of changes in shareholders’ equity related to the investment in Metrogas and Metroenergía will be reclassified to profit or loss for the period upon closing of the transaction. As of September 30, 2026, the balances accumulated in “Other comprehensive income” in the statement of changes in shareholders’ equity related to the investment in those subsidiaries amount to a gain of 190,398.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of equity interest in YPF EE

On October 8, 2026, the Company entered into a share purchase and sale agreement with BNR Power Investments B.V. (“BNR”) for the acquisition of 24.99% of the capital stock of the YPF EE joint venture, subject to the fulfillment of closing conditions set forth in such agreement. On October 14, 2026 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by BNR to YPF of the shares representing 24.99% of the capital stock of YPF EE was completed.

As of the acquisition date, YPF, which owned 75.01% of the capital stock of YPF EE directly and indirectly prior to the aforementioned share purchase and sale agreement, became the sole shareholder, holding 100% of the capital stock of YPF EE. The amount of the transaction was US$ 430 millions in cash.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 “Business combinations” and is accounted for using the acquisition method, as described in Note 2.b.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows arising from the recognition of this acquisition.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of September 30, 2026, the Group is in compliance with its covenants.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; and (iii) the transportation and commercialization of crude oil.

Its revenues are mainly derived from the sale of crude oil and refined and petrochemical products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

On July 1, 2026, the assets corresponding to the Agro business related to the commercialization of specialties for the agribusiness industry and of grains and their by-products, which were formerly included in the Midstream and Downstream business segment, were assigned to the New Energy business segment. In addition, the comparative information for the fiscal year ended December 31, 2025, and the period ended September 30, 2025, has been restated.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas (see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section); (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC; (v) the commercialization of specialties for the agribusiness industry and of grains and their by-products; and (vi) the management of fuel and lubricant sales related to the Agro business. Furthermore, through our joint ventures YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section) and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas. The commercialization of specialties for the agribusiness industry and of grains and their by-products, and the management of fuel and lubricant sales in the Midstream and Downstream business segments related to the Agro business.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

On July 1, 2026, the assets corresponding to the Agro business related to the commercialization of specialties for the agribusiness industry and of grains and their by-products, which were formerly included in the Midstream and Downstream business segment, were assigned to the New Energy business segment. In addition, the comparative information for the fiscal year ended December 31, 2025, and the period ended September 30, 2025, has been restated.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2026
Revenues	76		14,431	1,348	1,646	576	-	18,077	26,117,379
Revenues from intersegment sales	7,222		132	249	48	881	(8,532)	-	-

Revenues	7,298		14,563	1,597	1,694	1,457	(8,532)	18,077	26,117,379

Operating profit or loss	2,783	(3)	2,904	(47)	142	(542)	(628)	4,612	6,664,008
Income from equity interests in associates and joint ventures	16		56	68	210	-	-	350	504,097

Net financial results								(685)	(951,812)
Net profit before income tax								4,277	6,216,293
Income tax								(1,467)	(2,110,858)
Net profit for the period								2,810	4,105,435

Acquisitions of property, plant and equipment	3,217		747	58	27	96	-	4,145	5,976,728
Acquisitions of right-of-use assets	406		80	-	-	-	-	486	706,320
Increases from business combinations	-		-	-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,615		439	40	30	66	-	2,190	3,157,165
Amortization of intangible assets	-		27	-	6	16	-	49	71,526
Depreciation of right-of-use assets	116		96	-	-	4	-	216	309,867
Inventories write-down	-		-	-	8	-	-	8	11,434

Balance as of September 30, 2026
Assets	14,274		11,992	1,049	2,831	4,797	(764)	34,179	51,697,491

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2025
Revenues	66		10,582	1,371	1,329	544	-	13,892	16,621,228
Revenues from intersegment sales	5,863		149	256	15	823	(7,106)	-	-

Revenues	5,929		10,731	1,627	1,344	1,367	(7,106)	13,892	16,621,228

Operating profit or loss	507	(3)	926	(8)	96	(357)	(8)	1,156	1,397,526
Income from equity interests in associates and joint ventures	-		14	30	63	-	-	107	132,706

Net financial results								(746)	(824,498)
Net profit before income tax								517	705,734
Income tax								(667)	(887,372)
Net loss for the period								(150)	(181,638)

Acquisitions of property, plant and equipment	2,845		749	26	25	79	-	3,724	4,560,144
Acquisitions of right-of-use assets	35		125	-	-	8	-	168	200,528
Increases from business combinations (4)	822		93	-	-	-	-	915	1,150,795

Other income statement items
Depreciation of property, plant and equipment (2)	1,691		392	2	25	62	-	2,172	2,571,186
Amortization of intangible assets	-		27	-	9	8	-	44	55,124
Depreciation of right-of-use assets	114		93	1	-	6	-	214	252,473
Reversal of impairment losses of property, plant and equipment	-		-	-	(4)	-	-	(4)	(5,326)

Balance as of December 31, 2025
Assets	13,167		10,871	735	2,724	2,094	(152)	29,439	42,703,377

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (12) millions and US$ (1) millions of unproductive exploratory drillings as of September 30, 2026 and 2025, respectively.
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8 to the annual consolidated financial statements

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets and liabilities measured at fair value through profit or loss as of September 30, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

Financial assets

	As of September 30, 2026
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	2,496,949	-	-	2,496,949
- Private securities - NO	24,159	-	-	24,159

	2,521,108	-	-	2,521,108

Cash and cash equivalents:
- Mutual funds	973,466	-	-	973,466
- Public securities	60,500	-	-	60,500

	1,033,966	-	-	1,033,966

	3,555,074	-	-	3,555,074

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	360,622	-	-	360,622
- Private securities - NO	19,947	-	-	19,947

	380,569	-	-	380,569

Cash and cash equivalents:
- Mutual funds	554,227	-	-	554,227
- Public securities	34,812	-	-	34,812

	589,039	-	-	589,039

	969,608	-	-	969,608

Financial liabilities:

	As of September 30, 2026
	Level 1	Level 2	Level 3	Total
Other liabilities
- Liabilities for agreements	-	-	131,152	131,152

	-	-	131,152	131,152

As of December 31,2025, the Group had no financial liabilities measured at fair value through profit or loss.

For the measurement of financial liabilities classified within Level 3 of the fair value hierarchy as of September 30, 2026, the Group uses valuation techniques based on expected cash flows that consider future production projections and expected fluctuations in the international oil price.

During the nine-month period ended September 30, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 14,551,408 and 15,514,096 as of September 30, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	September 30, 2026	December 31, 2025
Net carrying amount of intangible assets	1,311,973	1,606,432
Provision for impairment of intangible assets	(32,283)	(57,623)

	1,279,690	1,548,809

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles		Total
Cost	1,082,670	113,320	551,767		1,747,757
Accumulated amortization	753,429	-	447,563		1,200,992

Balance as of December 31, 2024	329,241	113,320	104,204		546,765

Cost
Increases	92,236	-	12,529		104,765
Increases from business combinations	-	759,941	-		759,941
Translation effect	456,262	107,049	187,306		750,617
Adjustment for inflation (1)	-	-	34,598		34,598
Decreases, reclassifications and other movements	-	(57,196)	34,934		(22,262)

Accumulated amortization
Increases	34,237	-	46,335		80,572
Translation effect	312,637	-	156,503		469,140
Adjustment for inflation (1)	-	-	22,323		22,323
Decreases, reclassifications and other movements	-	-	(4,043)		(4,043)

Cost	1,631,168	923,114	821,134		3,375,416
Accumulated amortization	1,100,303	-	668,681		1,768,984

Balance as of December 31, 2025	530,865	923,114	152,453		1,606,432

Cost
Increases	57,252	-	7,074		64,326
Increases from business combinations	-	-	-		-
Translation effect	72,661	35,525	29,822		138,008
Adjustment for inflation (1)	-	-	34,034		34,034
Decreases, reclassifications and other movements	-	(375,655)	(121,144)	(2)	(496,799)

Accumulated amortization
Increases	28,182	-	43,344		71,526
Translation effect	48,504	-	25,067		73,571
Adjustment for inflation (1)	-	-	25,105		25,105
Decreases, reclassifications and other movements	-	-	(136,174)	(2)	(136,174)

Cost	1,761,081	582,984	770,920		3,114,985
Accumulated amortization	1,176,989	-	626,023		1,803,012

Balance as of September 30, 2026	584,092	582,984	144,897		1,311,973

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

9.  PROPERTY, PLANT AND EQUIPMENT

	September 30, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	30,999,268	28,902,606
Provision for obsolescence of materials and equipment	(468,188)	(701,832)
Provision for impairment of property, plant and equipment	(441,956)	(518,220)

	30,089,124	27,682,554

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	998	193,786	145,749	23,738	1,092,716	4,773,047	65,539	4,823	61	-	11,277	6,311,734
Increases from business combinations	15,846	217,829	73,466	110,066	62,572	55,125	-	-	-	-	-	534,904
Translation effect	460,776	12,769,595	4,011,197	303,398	567,419	2,229,359	9,263	351,490	666,855	-	256,368	21,625,720
Adjustment for inflation (1)	90,170	-	-	34,715	11,388	16,961	-	20,784	-	441,446	111,579	727,043
Decreases, reclassifications and other movements	(42,594)	(2,390,050)	749,629	242,878	(1,500,349)	(5,477,667)	(115,194)	30,459	45,237	57,912	(23,974)	(8,423,713)	(2)	(3)

Accumulated depreciation
Increases	34,109	2,904,444	487,506	78,303	-	-	-	50,106	92,608	37,302	38,653	3,723,031
Translation effect	236,103	9,786,042	2,693,411	134,340	-	-	-	323,524	453,051	-	209,482	13,835,953
Adjustment for inflation (1)	49,029	-	-	21,358	-	-	-	14,160	-	227,464	81,617	393,628
Decreases, reclassifications and other movements	(36,193)	(5,901,506)	-	(38,374)	-	-	-	(13,262)	(997)	(1,517)	(38,049)	(6,029,898)	(2)	(3)

Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

Cost
Increases	417	551,224	99,456	16,913	920,852	4,342,529	36,732	2,546	-	-	6,059	5,976,728
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	67,600	1,891,821	664,432	59,591	56,097	341,849	2,232	55,051	103,175	-	35,842	3,277,690
Adjustment for inflation (1)	82,986	-	-	34,682	10,455	9,630	-	20,261	-	411,191	105,857	675,062
Decreases, reclassifications and other movements	(42,355)	1,241,938	551,480	25,982	(1,308,470)	(3,284,221)	191	47,555	55,370	(2,328,166)	(218,811)	(5,259,507)	(4) (5)

Accumulated depreciation
Increases	31,237	2,412,227	471,932	116,880	-	-	-	42,390	81,323	32,249	90,078	3,278,316
Translation effect	35,901	1,359,068	432,950	26,351	-	-	-	50,317	73,308	-	32,958	2,010,853
Adjustment for inflation (1)	46,337	-	-	21,017	-	-	-	13,914	-	213,150	78,949	373,367
Decreases, reclassifications and other movements	(31,940)	(1,555,330)	-	(35,019)	-	-	-	(10,143)	(791)	(1,239,105)	(216,897)	(3,089,225)	(4) (5)

Cost	2,031,612	43,856,645	15,912,305	1,602,174	1,518,695	9,262,535	58,998	1,454,332	2,484,855	-	1,267,713	79,449,864
Accumulated depreciation	1,098,474	32,016,751	10,506,035	714,354	-	-	-	1,296,934	1,771,778	-	1,046,270	48,450,596

Balance as of September 30, 2026	933,138	11,839,894	5,406,270	887,820	1,518,695	9,262,535	58,998	157,398	713,077	-	221,443	30,999,268

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements

(3)

Includes 6,700,490 and 5,614,054 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

(4)

Includes 1,913,893 and 1,522,176 of cost and accumulated depreciation, respectively, of assets related to the “CNQ-7 Gobernador Ayala”, “CNQ-7A”, “Jagüel Casa de Piedra” and “Chachahuén Sur” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza, within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 12.a.1).

(5)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2026 and 2025, the rate of capitalization was 7.09% and 6.75%, respectively, and the amount capitalized amounted to 18,233 and 10,535, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	229,813

Increases charged to profit or loss	453,929
Decreases charged to profit or loss	(54,034)
Applications due to utilization	(25,858)
Translation effect	165,860
Adjustment for inflation (1)	1,463
Reclassifications	(69,341)

Balance as of December 31, 2025	701,832

Increases charged to profit or loss	75,360
Decreases charged to profit or loss	(112,075)
Applications due to utilization	(210,716)
Translation effect	20,170
Adjustment for inflation (1)	1,541
Reclassifications (2)	(7,924)

Balance as of September 30, 2026	468,188

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	512,396

Increases charged to profit or loss	3,503
Decreases charged to profit or loss	(10,107)
Depreciation (1)	(168,137)
Translation effect	175,215
Adjustment for inflation (2)	5,350
Reclassifications	-

Balance as of December 31, 2025	518,220

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(121,151)
Translation effect	14,336
Adjustment for inflation (2)	2,904
Reclassifications	27,647

Balance as of September 30, 2026	441,956

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Land and buildings		Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	54,305		584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896		517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409		67,438	337,516	47,026	291,854	765,243

Cost
Increases	68		53,812	48,834	-	167,983	270,697
Translation effect	19,563		234,322	273,756	36,037	304,986	868,664
Adjustment for inflation (1)	343		-	-	8,694	-	9,037
Decreases, reclassifications and other movements	(9,405)		(24,266)	(5,740)	-	(62,048)	(101,459)

Accumulated depreciation
Increases	6,816		41,657	137,915	14,579	223,316	424,283
Translation effect	13,881		218,278	150,048	21,368	202,146	605,721
Adjustment for inflation (1)	341		-	-	6,758	-	7,099
Decreases, reclassifications and other movements	(1,119)		(2,634)	-	-	(370)	(4,123)

Cost	64,874		848,698	948,772	160,876	1,104,633	3,127,853
Accumulated depreciation	52,815		774,693	582,369	111,824	826,950	2,348,651

Balance as of December 31, 2025	12,059		74,005	366,403	49,052	277,683	779,202

Cost
Increases	34		593,507	26,630	-	86,149	706,320
Translation effect	1,936		54,284	33,982	5,207	52,049	147,458
Adjustment for inflation (1)	331		-	-	7,949	-	8,280
Decreases, reclassifications and other movements	(1,876)	(2)	(25,872)	(128,238)	(11,574)	(10,132)	(177,692)

Accumulated depreciation
Increases	4,114		69,224	112,291	11,547	154,631	351,807
Translation effect	2,426		34,108	26,032	3,482	43,008	109,056
Adjustment for inflation (1)	322		-	-	6,804	-	7,126
Decreases, reclassifications and other movements	(1,849)	(2)	(24,526)	(76,087)	(4,857)	(8,202)	(115,521)

Cost	65,299		1,470,617	881,146	162,458	1,232,699	3,812,219
Accumulated depreciation	57,828		853,499	644,605	128,800	1,016,387	2,701,119

Balance as of September 30, 2026	7,471		617,118	236,541	33,658	216,312	1,111,100

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Amount of investments in associates	1,105,191	473,518
Amount of investments in joint ventures	2,288,653	1,861,228

	3,393,844	2,334,746

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the nine-month period ended September 30, 2026 and as of the year ended December 31, 2025, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2024	2,019,790

Acquisitions and contributions	113,669
Capitalization in associates and joint ventures	13,726
Income on investments in associates and joint ventures	149,044
Distributed dividends (3)	(292,912)
Translation differences	773,380
Adjustment for inflation (1)	25,562
Decrease of companies (2)	(379,476)
Other movements (4)	(88,037)

Balance as of December 31, 2025	2,334,746

Acquisitions and contributions	502,535
Capitalization in associates and joint ventures	-
Income on investments in associates and joint ventures	504,097
Distributed dividends (3)	(148,974)
Translation differences	174,392
Adjustment for inflation (1)	27,048
Decrease of companies	-
Other movements	-

Balance as of September 30, 2026	3,393,844

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Includes 44,360 and 32,495 that were offset by trade liabilities as of September 30, 2026 and December 31, 2025, respectively.
(4)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2026	2025	2026	2025
Net income	98,110	40,157	405,987	92,549
Other comprehensive income	107,406	92,161	94,034	569,866

Comprehensive income	205,516	132,318	500,021	662,415

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of September 30, 2026 and December 31, 2025:

	$	$	$	$
	Upstream	Midstream and Downstream	New Energies	Total
Balance as of September 30, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	669,670	-	-	669,670
Property, plant and equipment - Gas stations	-	2,160	-	2,160
Assets of subsidiaries Metrogas and Metroenergía (1)	-	-	1,853,340	1,853,340

	669,670	2,160	1,853,340	2,525,170

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	437,301	-	-	437,301
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	1,530	-	-	1,530
Provision for lawsuits and contingencies - Optimization plan of the conventional Upstream portfolio	4,538	-	-	4,538
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,353	-	-	6,353
Accounts Payable - Optimization plan of the conventional Upstream portfolio	45,376	-	-	45,376
Liabilities of subsidiaries Metrogas and Metroenergía (1)	-	-	623,606	623,606

	495,098	-	623,606	1,118,704

	Upstream	Midstream and Downstream	New Energies	Total
Balance as of December 31, 2025
Assets held for sale			-
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,470,346	-	-	1,470,346
Property, plant and equipment - Gas stations	-	8,875	-	8,875
Assets of subsidiaries Metrogas and Metroenergía	-	-	-	-

	1,470,346	8,875	-	1,479,221

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,700,516	-	-	1,700,516
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	6,817	-	-	6,817
Provision for lawsuits and contingencies - Optimization plan of the conventional Upstream portfolio	-	-	-	-
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,212	-	-	6,212
Accounts Payable - Optimization plan of the conventional Upstream portfolio	-	-	-	-
Liabilities of subsidiaries Metrogas and Metroenergía	-	-	-	-

	1,713,545	-	-	1,713,545

(1)	See Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements. Additionally, on July 8, 2026, YPF’s Board of Directors approved the disposal of new groups of assets related to areas in the Provinces of Mendoza and La Pampa, see the sections “CNQ-7 Gobernador Ayala, CNQ-7A and Jagüel Casa de Piedra” and “ Chachahuén Sur, Cerro Morado Este, Puesto Hernández and Chihuido de la Sierra Negra”.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that the disposal of these assets will occur. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

The updates for the nine-month period ended September 30, 2026, related to the assignment agreements that have met the agreed closing conditions and, as a result, the transaction was closed are described below:

•	Manantiales Behr

On May 5, 2026, Decree No. 407/2026 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Manantiales Behr” exploitation concessions, “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut, in favor of San Benito Upstream S.A.U. (“San Benito”) and PECOM Servicios Energía S.A.U. (“PECOM”).

On May 21, 2026, after the fulfillment of the closing conditions by YPF, San Benito and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of San Benito and PECOM was completed.

•	Cerro Fortunoso and Valle del Río Grande

On June 5, 2026, Resolution No. 103/2026 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the assignment of 100% of the rights and obligations of YPF in the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions in favor of Venoil S.A.

On September 21, 2026, after the fulfillment of the closing conditions by YPF and Venoil S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Venoil S.A. was completed.

The assignment and/or reversion agreements signed by YPF during the nine-month period ended September 30, 2026, that remain subject to the fulfillment of the agreed closing conditions are described below.

•	CNQ-7 Gobernador Ayala, CNQ-7A and Jagüel Casa de Piedra

On August 5, 2026, YPF signed agreements for the assignment by YPF to San Benito of its interest in the “CNQ-7 Gobernador Ayala”, “CNQ-7A” and “Jagüel Casa de Piedra” exploitation concessions, located in the Provinces of Mendoza and La Pampa.

The sale price of the transaction amounted to 205 subject to the applicable price adjustments. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

•	Chachahuén Sur, Cerro Morado Este, Puesto Hernández and Chihuido de la Sierra Negra

On August 5, 2026, YPF signed agreements for the assignment by YPF to Energía Mendocina S.A. and Compañía Andina de Petróleo y Gas S.A. of its interest in the “Chachahuén Sur”, “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza.

The sale price of the transaction amounted to US$ 200 millions, subject to the applicable price adjustments. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

12.a.2) Accounting matters

In relation to the assignment agreements that have met the agreed closing conditions during the nine-month period ended September 30, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 269,337.

-	A loss from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 184,397.

-	The derecognition of the carrying amount of the assets held for sale net of the liabilities directly associated with assets held for sale of 71,802.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 77,288 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

13. INVENTORIES

	September 30, 2026		December 31, 2025
Finished goods	1,565,442		1,335,298
Crude oil and natural gas	579,252		569,719	(2)
Products in process	139,747		56,049
Raw materials, packaging materials and others	73,494		137,524

	2,357,935	(1)	2,098,590	(1)

(1)	As of September 30, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 29,786 of provision for inventories write-down as of December 31, 2025. See Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	$		$		$		$
	September 30, 2026				December 31, 2025
	Non-current		Current		Non-current		Current
Receivables from services, sales of other assets and other advance payments		329,984		246,913		122,759		729,011	(3)
Tax credit and export rebates		12,107		516,073		97,201		143,490
Loans and balances with related parties (1)		281,526		50,869		289,989		51,218
Collateral deposits		2		9,230		2		22,064
Prepaid expenses		59,839		69,006		69,395		56,750
Advances and loans to employees		335		9,252		578		9,296
Advances to suppliers and custom agents (2)		5,862		127,915		9,118		130,073
Receivables with partners in JO and Consortiums		319,411		188,977		336,027		434,170
Insurance receivables		-		294		-		-
Miscellaneous		70,163		137,166		71,579		105,807

		1,079,229		1,355,695		996,648		1,681,879
Provision for other doubtful receivables		(52,565)		(24)		(56,444)		(79)

		1,026,664		1,355,671		940,204		1,681,800

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. TRADE RECEIVABLES

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	12,993	3,108,010	17,285	2,507,770
Provision for doubtful trade receivables	(9,788)	(120,207)	(9,788)	(107,865)

	3,205	2,987,803	7,497	2,399,905

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9,788	(2)	53,757

Increases charged to expenses	-		84,015
Decreases charged to income	-		(9,252)
Applications due to utilization	-		(29,381)
Net exchange and translation differences	-		9,320
Result from net monetary position (1)	-		(402)
Reclassifications	-		(192)

Balance as of December 31, 2025	9,788	(2)	107,865

Increases charged to expenses	-		81,324
Decreases charged to income	-		(10,629)
Applications due to utilization	-		(5,369)
Net exchange and translation differences	-		207
Result from net monetary position (1)	-		(272)
Reclassifications (3)	-		(52,919)

Balance as of September 30, 2026	9,788	(2)	120,207

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	2,496,949	(1)	360,622
Private securities - NO	24,159	(2)	19,947

	2,521,108		380,569

(1)	See Note 37.
(2)	Includes 10,464 of NO from the BNA.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	September 30, 2026	December 31, 2025
Cash and banks (1)	434,960	287,600
Short-term investments (2)	1,536,612	476,064
Financial assets at fair value through profit or loss (3)	1,033,966	589,039

	3,005,538	1,352,703

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 209,530 and 18,897 of term deposits and other investments with BNA as of September 30, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current		Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2024	133,291		21,135	102,348	37,843	882,286	60,413	1,117,925	119,391

Increases charged to expenses	53,664		638	193,570	-	145,055	-	392,289	638
Decreases charged to income	(10,945)		(41)	(1,575)	-	(51,495)	-	(64,015)	(41)
Increases from business combinations	2,881		-	-	-	14,565	-	17,446	-
Applications due to utilization	(2,685)		(28,990)	-	(112,677)	-	(27,441)	(2,685)	(169,108)
Net exchange and translation differences	13,395		8,400	47,230	-	383,437	21,705	444,062	30,105
Result from net monetary position (1)	(57)		-	-	-	-	-	(57)	-
Reclassifications and other movements (2)	(28,781)		28,150	(243,001)	246,609	(748,282)	77,242	(1,020,064)	352,001

Balance as of December 31, 2025	160,763		29,292	98,572	171,775	625,566	131,919	884,901	332,986

Increases charged to expenses	71,523		16,809	136,003	-	67,603	-	275,129	16,809
Decreases charged to income	(12,233)		(11)	(1,509)	-	(8,972)	-	(22,714)	(11)
Increases from business combinations	-		-	-	-	-	-	-	-
Applications due to utilization	(158)		(10,444)	-	(98,516)	-	(11,515)	(158)	(120,475)
Net exchange and translation differences	2,030		1,209	6,090	7,783	30,076	5,986	38,196	14,978
Result from net monetary position (1)	(1,356)		-	-	-	-	-	(1,356)	-
Reclassifications and other movements (3) (4)	(26,842)	(5)	10,440	(121,395)	119,542	413,009	77,098	264,772	207,080

Balance as of September 30, 2026	193,727		47,295	117,761	200,584	1,127,282	203,488	1,438,770	451,367

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 350,928 and 5,152 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

(3)

Includes 110,217 and 4,367 corresponding to the provisions for hydrocarbon wells abandonment obligations and provision for lawsuits and contingencies, respectively, related to the “CNQ-7 Gobernador Ayala”, “CNQ-7A”, “Jagüel Casa de Piedra” and “Chachahuén Sur” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza, within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 12.a.1).

(4)

Includes 603,315 corresponding to the provision for hydrocarbon wells abandonment obligations related to certain areas which were previously classified under “Liabilities associated with assets held for sale” in the statement of financial position.

(5)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

Provisions are described in Note 17 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the nine-month periods ending September 30, 2026 and 2025 is as follows:

	For the nine-month periods ended September 30,
	2026	2025
Current income tax	(1,883,030)	(64,510)
Deferred income tax	(227,828)	(822,862)

	(2,110,858)	(887,372)

The effective income tax rate projected at the end of the fiscal year amounts to 33.96%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 “Regularization plan associated with the calculation of tax loss carryforwards” section to the annual consolidated financial statements.

As of September 30, 2026 and December 31, 2025 the Group has classified as deferred tax asset 36,301 and 13,055, respectively, and as deferred tax liability 719,448 and 541,035, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of September 30, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	130,079	-	59,925
Withholdings and perceptions	-	111,019	-	112,127
Royalties	-	152,959	-	74,016
Fuels tax	17,078	188,326	26,459	20,638
Turnover tax	-	7,667	-	9,525
Miscellaneous	-	16,208	290	39,226

	17,078	606,258	26,749	315,457

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

21. SALARIES AND SOCIAL SECURITY

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	116,074	-	105,389
Bonuses and incentives provision	-	302,881	-	240,216
Long-term plans provision (1)	256,342	-	83,504	-
Vacation provision	-	109,042	-	87,910
Provision for severance indemnities (2)	-	20,261	-	44,447
Miscellaneous	3,025	5,380	6,896	8,943

	259,367	553,638	90,400	486,905

(1)	See Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	799,656

Increases of leases	270,697
Financial accretions	79,309
Decreases of leases	(98,411)
Payments	(501,810)
Net exchange and translation differences	279,383
Result from net monetary position (1)	(1)
Reclassifications	-

Balance as of December 31, 2025	828,823

Increases of leases	706,320
Financial accretions	57,857
Decreases of leases	(73,756)
Payments	(402,768)
Net exchange and translation differences	42,902
Result from net monetary position (1)	(10)
Reclassifications (2)	(32)

Balance as of September 30, 2026	1,159,336

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS

					September 30, 2026		December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current
Pesos:
Financial loans		-		-	-	-	88,194	34,630
Account overdrafts		-		-	-	-	-	4,724

					-	-	88,194	39,354

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	11,905,104	2,115,600	10,828,470	2,154,333
Exports pre-financing	5.89%	-	8.65%	2027-2029	702,416	27,835	221,317	286,067
Imports financing		-		-	-	-	-	30,201
Financial loans (4)	4.50%	-	7.85%	2026-2030	508,555	244,024	793,867	811,933
Stock market promissory notes		-		-	-	-	-	93,140

					13,116,075	2,387,459	11,843,654	3,375,674

					13,116,075	2,387,459	11,931,848	3,415,028

(1)	Nominal annual interest rate as of September 30, 2026.
(2)	Disclosed net of 196,934 and 254,221 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2026, and December 31, 2025, respectively.
(3)

Includes 1,282,578 and 2,139,221 as of September30, 2026, and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 244,470 and 338,464 of loans granted by BNA as of September 30, 2026 and December 31, 2025, respectively.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	9,214,492

Proceeds from loans	5,427,949
Payments of loans	(3,555,040)
Payments of interest	(820,364)
Account overdrafts, net	4,719
Accrued interest (1)	865,596
Net exchange and translation differences	4,184,012
Result from net monetary position (2)	(7,620)
Increases from business combinations	33,132
Reclassifications	-

Balance as of December 31, 2025	15,346,876

Proceeds from loans	3,532,897
Payments of loans	(3,853,924)
Payments of interest	(932,170)
Account overdrafts, net	(4,813)
Accrued interest (1)	826,840
Net exchange and translation differences	648,673
Result from net monetary position (2)	1,289
Increases from business combinations	-
Reclassifications (3)	(62,134)

Balance as of September 30, 2026	15,503,534

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(3)

Includes the balances of our subsidiaries Metrogas and Metroenergía reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2026		December 31, 2025

Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	22,412	934	21,494	364
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	-	498,766	939,447	28,006
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	801,689	16,631	768,782	2,608
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	602,012	13,652	577,147	551
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	435,774	219,717	779,096	313,660
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	846,857	-	808,875	15,585
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	415,084	88,510	477,683	93,836
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	222,666
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	-	56,850	54,420	100
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	272,931
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	605,000	-	580,200	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	132,596	-	192,255
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	841,720	260,947	1,036,414	164,802
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	191,024
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	-	-	535,423
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,581,228	7,194	1,517,683	30,694
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	189,063	2,761	181,313	2,648
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	37,813	1,255	36,263	570
January (2)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	2,457,648	42,374	1,565,996	61,639
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	-	-	202,432	1,216
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	-	212,775	201,404	2,185
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	-	381,395	359,585	5,405
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	232,221	5,666	223,290	11,933
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	76,219	541	73,007	518
October (2)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	145,652	142,715	2,142
December (2)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2029	540,937	11,723	281,224	1,572
April (4)	2026	U.S. dollar	296	Class XLIII	Fixed	5.50%	2030	448,373	10,832	-	-
September (4)	2026	U.S. dollar	1,171	Class XLIV	Fixed	7.94%	2035	1,771,054	4,829	-	-

								11,905,104	2,115,600	10,828,470	2,154,333

(1)	Nominal annual interest rate as of September 30, 2026.
(2)	During the nine-month period ended September 30, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

24. OTHER LIABILITIES

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	381,136	281,603	132,286	234,259
Liabilities for contractual claims (1)	-	68,158	78,377	81,252
Provision for operating optimizations (2)	-	68,359	-	31,809
Liabilities for agreements (3)	478,336	403,471	329,496	230,115
Miscellaneous	1,513	3,960	1,449	2,876

	860,985	825,551	541,608	580,311

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)

Includes, mainly, the liabilities related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project (see Note 11.a.2) to the annual consolidated financial statements).

25. ACCOUNTS PAYABLE

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5,978	3,291,405	5,806	3,149,111
Guarantee deposits	1,724	5,190	1,197	4,890
Payables with partners of JO and Consortiums	-	52,333	1,401	70,101
Miscellaneous	-	25,602	-	21,786

	7,702	3,374,530	8,404	3,245,888

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the nine-month periods ended September 30,
	2026	2025
Revenue from contracts with customers	25,989,950	16,424,606
National Government incentives (1)	127,429	196,622

	26,117,379	16,621,228

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

● Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	9,232,921	-	-	-	9,232,921
Gasolines	-	5,599,790	-	-	-	5,599,790
Natural gas (1)	27,191	55,603	1,829,908	1,036,725	-	2,949,427
Crude oil	36,967	1,225,942	-	-	-	1,262,909
Jet fuel	-	1,382,946	-	-	-	1,382,946
Lubricants and by-products	-	447,786	-	-	-	447,786
LPG	-	448,626	-	-	-	448,626
Fuel oil	-	160,106	-	-	-	160,106
Petrochemicals	-	793,354	-	-	-	793,354
Fertilizers and crop protection products	-	-	-	308,412	-	308,412
Flours, oils and grains	-	-	-	887,868	-	887,868
Asphalts	-	136,631	-	-	-	136,631
Goods for resale at gas stations	-	132,226	-	-	-	132,226
Income from services	-	1,531	-	-	145,960	147,491
Income from construction contracts	-	-	-	-	348,917	348,917
Virgin naphtha	-	303,251	-	-	-	303,251
Petroleum coke	-	342,948	-	-	-	342,948
LNG regasification	-	61,570	-	-	-	61,570
Other goods and services	45,418	425,259	13,573	200,023	358,498	1,042,771

	109,576	20,750,490	1,843,481	2,433,028	853,375	25,989,950

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	5,371,417	-	-	-	5,371,417
Gasolines	-	3,392,607	-	-	-	3,392,607
Natural gas (1)	30,349	12,510	1,469,694	736,786	-	2,249,339
Crude oil	1,110	901,003	-	-	-	902,113
Jet fuel	-	666,811	-	-	-	666,811
Lubricants and by-products	-	361,764	-	-	-	361,764
LPG	-	271,795	-	-	-	271,795
Fuel oil	-	105,311	-	-	-	105,311
Petrochemicals	-	462,251	-	-	-	462,251
Fertilizers and crop protection products	-	-	-	273,554	-	273,554
Flours, oils and grains	-	-	-	536,219	-	536,219
Asphalts	-	104,385	-	-	-	104,385
Goods for resale at gas stations	-	116,432	-	-	-	116,432
Income from services	-	-	-	1,206	141,786	142,992
Income from construction contracts	-	-	-	-	295,037	295,037
Virgin naphtha	-	142,580	-	-	-	142,580
Petroleum coke	-	212,358	-	-	-	212,358
LNG regasification	-	52,295	-	-	-	52,295
Other goods and services	46,036	276,828	9,086	158,120	275,276	765,346

	77,495	12,450,347	1,478,780	1,705,885	712,099	16,424,606

(1)	Includes 1,879,890 and 1,493,711 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2026 and 2025, respectively.

Sales channels

	For the nine-month period ended September 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	8,923,655	-	-	-	8,923,655
Power plants	-	-	458,752	353,221	-	811,973
Distribution companies	-	-	538,373	-	-	538,373
Retail distribution of natural gas	-	-	-	649,094	-	649,094
Industries, transport and aviation	27,191	5,655,979	832,783	122,249	-	6,638,202
Agriculture	-	1,324,057	-	1,196,280	-	2,520,337
Petrochemical industry	-	764,780	-	-	-	764,780
Trading	-	2,643,143	-	-	-	2,643,143
Oil companies	36,967	750,037	-	-	-	787,004
Commercialization of LPG	-	317,681	-	-	-	317,681
Other sales channels	45,418	371,158	13,573	112,184	853,375	1,395,708

	109,576	20,750,490	1,843,481	2,433,028	853,375	25,989,950

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	5,721,256	-	-	-	5,721,256
Power plants	-	13,087	356,863	48,180	-	418,130
Distribution companies	-	-	438,901	-	-	438,901
Retail distribution of natural gas	-	-	-	463,800	-	463,800
Industries, transport and aviation	31,459	3,308,636	681,646	306,173	-	4,327,914
Agriculture	-	826,394	-	809,773	-	1,636,167
Petrochemical industry	-	590,609	-	-	-	590,609
Trading	-	1,464,153	-	-	-	1,464,153
Oil companies	-	160,788	-	-	-	160,788
Commercialization of LPG	-	99,149	-	-	-	99,149
Other sales channels	46,036	266,275	1,370	77,959	712,099	1,103,739

	77,495	12,450,347	1,478,780	1,705,885	712,099	16,424,606

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 21,472,050 and 13,893,154 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Sales in the international market amounted to 4,517,900 and 2,531,452 for the nine-month periods ended September 30, 2026 and 2025, respectively.

● Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	September 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	11,280	2,975,839	15,572	2,435,111
Contract assets	-	4,338	-	4,522
Contract liabilities	367,489	226,854	261,205	169,937

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the nine-month periods ended September 30, 2026 and 2025 the Group has recognized 83,927 and 48,360, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the nine-month periods ended September 30,
	2026	2025
Inventories at beginning of year	2,098,590	1,593,666
Purchases	6,578,349	4,367,760
Production costs (1)	8,905,133	7,690,200
Translation effect	106,814	504,807
Inventories write-down	(11,434)	(802)
Adjustment for inflation (2)	15,192	11,765
Other movements (3)	27,423	-
Inventories at end of the period	(2,357,935)	(2,103,267)

	15,362,132	12,064,129

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	Includes, mainly, collection of receivables settled in kind arising from the sale of assets.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month period ended September 30, 2026
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,007,921	537,138	188,010		15,709	1,748,778
Fees and compensation for services	94,567	316,970	56,937		234	468,708
Other personnel expenses	298,795	41,142	15,983		1,335	357,255
Taxes, charges and contributions	114,835	223,782	1,181,295	(1)	-	1,519,912
Royalties, easements and fees	1,362,422	-	3,198		3,281	1,368,901
Insurance	48,962	6,058	2,173		-	57,193
Rental of real estate and equipment	132,317	3,413	16,280		-	152,010
Survey expenses	-	-	-		4,021	4,021
Depreciation of property, plant and equipment	2,984,407	55,944	116,814		-	3,157,165
Amortization of intangible assets	43,122	27,861	543		-	71,526
Depreciation of right-of-use assets	297,782	25	12,060		-	309,867
Industrial inputs, consumable materials and supplies	384,778	13,744	9,452		1,809	409,783
Operation services and other service contracts	181,437	15,991	78,493		9,877	285,798
Preservation, repair and maintenance	1,176,742	37,106	42,466		17,710	1,274,024
Unproductive exploratory drillings	-	-	-		16,647	16,647
Transportation, products and charges	638,093	-	555,621		-	1,193,714
Provision for doubtful receivables	-	(3,004)	70,695		-	67,691
Publicity and advertising expenses	-	81,793	38,951		-	120,744
Fuel, gas, energy and miscellaneous	138,953	13,507	94,154		4,144	250,758

	8,905,133	1,371,470	2,483,125		74,767	12,834,495

(1)	Includes 361,174 corresponding to export withholdings and 739,756 corresponding to turnover tax.
(2)	Includes 44,356 corresponding to research and development activities.
(3)	Includes 11,419 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

	For the nine-month period ended September 30, 2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	986,964	248,956	136,327		6,384	1,378,631
Fees and compensation for services	88,853	236,917	40,448		491	366,709
Other personnel expenses	241,854	29,431	11,993		7,411	290,689
Taxes, charges and contributions	62,698	177,616	789,348	(1)	-	1,029,662
Royalties, easements and fees	925,132	-	1,769		3,731	930,632
Insurance	64,409	3,208	1,698		-	69,315
Rental of real estate and equipment	206,186	679	12,715		-	219,580
Survey expenses	-	-	-		19,285	19,285
Depreciation of property, plant and equipment	2,443,532	39,427	88,227		-	2,571,186
Amortization of intangible assets	35,317	19,280	527		-	55,124
Depreciation of right-of-use assets	239,069	48	13,356		-	252,473
Industrial inputs, consumable materials and supplies	444,694	4,534	9,781		2,400	461,409
Operation services and other service contracts	169,440	13,368	51,316		12,604	246,728
Preservation, repair and maintenance	1,288,047	31,778	32,455		20,205	1,372,485
Unproductive exploratory drillings	-	-	-		977	977
Transportation, products and charges	453,307	-	408,090		-	861,397
Provision for doubtful receivables	-	-	38,131		-	38,131
Publicity and advertising expenses	-	52,634	35,423		-	88,057
Fuel, gas, energy and miscellaneous	40,698	26,381	79,605		4,678	151,362

	7,690,200	884,257	1,751,209		78,166	10,403,832

(1)	Includes 235,064 corresponding to export withholdings and 491,490 corresponding to turnover tax.
(2)	Includes 33,880 corresponding to research and development activities.
(3)	Includes 7,146 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2026	2025
Lawsuits	(71,426)	(24,656)
Export Increase Program (1)	-	19,898
Result from sale of assets (2)	269,337	244,313
Result from changes in fair value of assets held for sale (2)	(184,397)	(260,132)
Provision for severance indemnities (2)	1,765	(31,646)
Provision for operating optimizations (2)	(77,288)	(119,904)
Provision for obsolescence of materials and equipment (2)	53,492	(266,286)
Result from revaluation of companies (3)	-	52,934
Result from liabilities for agreements	(119,833)	-
Other insurance income	11,401	-
Miscellaneous	(33,494)	(65,788)

	(150,443)	(451,267)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)	See Note 3 to the annual consolidated financial statements.

30. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	43,916	27,900
Interest on trade receivables	65,550	38,489
Other financial income	74,000	19,511

Total financial income	183,466	85,900

Financial costs
Loan interest	(812,828)	(581,059)
Hydrocarbon well abandonment provision financial accretion (1)	(205,476)	(266,696)
Other financial costs	(296,400)	(97,868)

Total financial costs	(1,314,704)	(945,623)

Other financial results
Exchange differences generated by loans	(2,436)	385
Exchange differences generated by cash and cash equivalents and investments in financial assets	2,127	(58,186)
Other exchange differences, net	97,250	31,666
Result on financial assets at fair value through profit or loss	180,221	82,609
Result from derivative financial instruments	(8,805)	6,486
Result from net monetary position	(88,931)	(27,741)
Result from transactions with financial assets	-	6

Total other financial results	179,426	35,225

Total net financial results	(951,812)	(824,498)

(1)

Includes 137,873 and 163,463 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the nine-month periods ending September 30, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of September 30, 2026 and December 31, 2025, and expenses for the nine-month periods ended September 30, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	September 30, 2026	December 31, 2025
Non-current assets (1)	11,017,598	10,060,481
Current assets	788,359	489,163

Total assets	11,805,957	10,549,644

Non-current liabilities	264,641	354,707
Current liabilities	1,094,277	808,643

Total liabilities	1,358,918	1,163,350

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the nine-month periods ended September 30,
	2026	2025
Production cost	3,379,176	2,428,703
Exploration expenses	9,479	8,211

32. SHAREHOLDERS’ EQUITY

As of September 30, 2026, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 3,933,127,930 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 1 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2026, there are 37,640 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the nine-month period ended September 30, 2026, the Company has repurchased 461,311 of its own shares issued with a par value of 10 pesos each, equivalent to 4,613,110 shares with a par value of 1 peso each following the stock split (see “Stock split on YPF’s ordinary shares” section) for an amount of 38,437 plus commissions, for purposes of compliance with the share-based benefit plans (see Note 38). During the nine-month period ended September 30, 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) for the fiscal year ended December 31, 2025, and, in addition, in relation to the retained earnings as of December 31, 2025, approved: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,096,460 (iii) allocate the amount of 38,468 to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 8,415,450 to appropriate a reserve for investments.

Stock split on YPF’s ordinary shares

The Shareholders’ Meeting aforementioned approved the change of the par value of the Company’s shares from $ 10 (ten pesos) to $ 1 (one peso) per share, which means that for every share with a par value of $ 10 outstanding, 10 shares with a par value of $1 each were issued, while the Company’s capital stock remains unchanged. Effective August 4, 2026, the distribution of shares and the change in par value (“Split”) took effect simultaneously and did not change the proportion of each shareholder’s equity interest or their economic or voting rights, but only changed the number of shares outstanding and their par value per share.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2026	2025
Net profit	4,069,032	(213,448)
Weighted average number of shares outstanding	3,921,346,801	3,925,667,820
Basic and diluted earnings per share	1,037.66	(54.37)	(1)

(1)

In accordance with IAS 33, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

Concessionary companies in the Neuquina basin areas

On May 21, 2026, the CSJN issued a final ruling dismissing the lawsuit filed by ASSUPA, finding that it did not meet the minimum requirements necessary to ensure an adequate defense in court. Based on this judgment, ASSUPA’s claim has been definitively dismissed in these proceedings.

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

On May 8, 2026, Plaintiffs sought en banc rehearing of the Court of Appeals’ March 27, 2026 decision.

On June 2, 2026, the Court of Appeals denied Plaintiffs’ petition for rehearing en banc filed on May 8, 2026.

On June 10, 2026, the Court of Appeals’ mandate issued, concluding the appeal and remanding the case to the District Court for further proceedings in accordance with the Court of Appeals’ March 27, 2026 decision.

On September 30, 2026, Plaintiffs filed with the United States Supreme Court (“Supreme Court”) their petition for writ of certiorari, seeking review of certain aspects of the Court of Appeals’ March 27, 2026 decision. The questions presented by Plaintiffs relate to the Court of Appeals’ reversal of the District Court’s judgment against the Republic. YPF and the Republic have the option to submit responses to Plaintiffs’ petition. Once briefing on the petition is completed, the Supreme Court will decide whether it will grant review of the questions presented by Plaintiffs.

On October 19, 2026, the District Court entered an amended final judgment, which effectuates the Court of Appeals’ March 27, 2026 decision and confirms the dismissal of all claims against YPF and the Republic.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 34 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol (see Note 38 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, became the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agreed, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol.

On September 14, 2026, after the closing conditions set forth in the amendment dated April 30, 2026, had been met, the transaction was completed whereby YPF transferred to Pluspetrol a 20% interest in the “La Escalonada” and “Rincón La Ceniza” exploitation concessions through VMI.

As of September 30, 2026, based on the aforementioned, the Group recognized 331,453 in assets net of liabilities related to the acquisition of the interest in the “Aguada Villanueva”, “Las Tacanas”, and “Meseta Buena Esperanza” exploitation concessions and derecognized assets net of liabilities in the same amount corresponding to the interest in the “La Escalonada” and “Rincón La Ceniza” exploitation concessions transferred through VMI. VMI, following the aforementioned transfer, retains a 25% interest in those concessions.

In accordance with the transaction described and the expected cash flows from the exchanged assets, the closing of the transaction had no impact on profit or loss.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in BSP (formerly Equinor Argentina S.A.U), and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 38 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed. As of that date, YPF (i) held a 16.3% interest in the capital stock of BSP, which owns a 30% interest in the “Bandurria Sur” exploitation concession, and which, combined with YPF’s current 40% interest in that concession, this results in a total direct and indirect 44.9% interest in that block; and (ii) acquired a 15% interest in the “Bajo del Toro” exploration permit and “Bajo del Toro Norte” exploitation concession, which, combined with YPF’s current 50% interest, results in a total direct 65% interest in those areas.

The total amount of both transactions was US$ 204 millions in cash. In addition, the Company recognized a liability of US$ 87 millions associated with the additional contingent consideration, which is subject to the fulfillment of certain contractual conditions.

Based on the closing of the aforementioned agreement, as of the transaction’s closing date, YPF recognized 304,918 in investments in associates related to the acquisition of the associate BSP, applying the equity method from the date of acquisition, and 102,193 in assets net of liabilities related to the acquisition of the interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

CENCH in the Province of Neuquén

Within the framework of the asset exchange agreement between YPF and Pluspetrol (see “Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)” section), on May 29, 2026, through several decrees issued by the Executive Branch of the Province of Neuquén, the granting of the CENCH in the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte” and “Las Tacanas I and II” blocks was approved for a term of 35 years. As of the date of issuance of these condensed interim consolidated financial statements, YPF holds 100% interest in those blocks, and the commitments undertaken include investments and payments related to infrastructure and corporate social responsibility contributions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS (cont.)

Additionally, on June 4, 2026, an Agreement was executed with the Province of Neuquén in connection with the LNG capacity development project in Argentina (“Argentina LNG Project”), which establishes certain benefits and obligations, including: (i) a reduction in the royalty rate applicable to natural gas; (ii) an exemption from the turnover tax; (iii) the establishment of dispute resolution mechanisms through arbitration by the International Chamber of Commerce of Paris and, for certain matters, before the local courts of Neuquén; and (iv) tax stability, among others. Accordingly, the concessionaire’s main obligation consists of carrying out infrastructure projects in the Province of Neuquén for a total amount of US$ 175 millions. As of the date of issuance of these condensed interim consolidated financial statements, the Agreement is subject to the fulfillment of closing conditions, including the signing of the Final Investment Decision (“FID”) for the Argentina LNG Project.

Argentina LNG Project

In June 2026, YPF signed agreements with Eni Argentina LNG B.V. (“Eni”) and XRG ARG LIMITED (“XRG”) to incorporate these companies in the development of the Argentina LNG Project through the sale of equity interests in the subsidiary UPCO ARLNG I, a company wholly owned by YPF, which will hold the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte”, and “Las Tacanas I and II” blocks. As of the date of issuance of these condensed interim consolidated financial statements, these agreements are subject to the fulfillment of closing conditions, including the regulatory authority’s approval of the transfer of these YPF blocks to UPCO ARLNG I.

Within this context, Eni and XRG will acquire 32% of UPCO ARLNG I’s capital stock, respectively, while YPF will retain a 36% of the capital stock. As of the closing date of this transaction, the aforementioned blocks located in the Vaca Muerta formation will be dedicated to the development of the Argentina LNG Project.

The Argentina LNG Project is an integrated initiative that combines the development of unconventional natural gas resources in the Vaca Muerta formation with midstream and liquefaction infrastructure, with the objective of supplying liquefied natural gas to international markets.

Granted guarantees

Within the framework of the LNG Project, on August 27, 2026, SMP entered into a loan agreement for up to US$ 900 millions to finance the construction of a natural gas pipeline. In relation with this financing and the 25% equity interest of Sur Inversiones Energéticas in SMP, the Company granted guarantees for up to US$ 225 millions, which become effective subject to certain contractual conditions precedent. In addition, SMP’s shareholders, including Sur Inversiones Energéticas, have granted a fiduciary assignment of their SMP’s shares as collateral for such financing.

Additionally, on the same date, SESA and SMP entered into a natural gas transportation agreement under which the Company, in relation with the 25% equity interest of Sur Inversiones Energéticas in SESA, guarantees certain obligations of SESA to SMP for up to US$ 325 millions.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2026, are described below:

•	Regulations applicable to the Downstream activities

On July 22, 2026, Resolution SE No. 166/2026 was published, establishing the “Export operations registry,” intended to record notifications, objections, and certificates of free export, and repeals Decree No. 645/2002 and Resolutions SE No. 303/1994, SRH No. E-241/2017, and SE No. 175/2023.

That resolution establishes that exports of crude oil, gasoline (except aviation), diesel, propane, butane, and LPG must be reported. The Undersecretariat of Hydrocarbons will be the authority responsible for granting or objecting to certificates of free export, and may object to the export (in whole or in part) based solely on technical and/or economic grounds arising from the procedure for the export of liquid hydrocarbons and their derivatives set forth in Resolution SE No. 166/2026.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

•	Regulations applicable to natural gas and LNG activities

- Transportation, processing, storage, distribution and commercialization of natural gas

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

On October 13, 2026, Law No. 27,828/2026 was published, which amended Law No. 24,076/2026 (“Gas Law”), establishing that the ENReGE must ensure the automatic pass-through to consumer tariffs of the natural gas acquisition costs incurred by distributors.

- Regulatory requirements applicable to natural gas distribution

Distribution License

On September 29, 2026, Metrogas entered into an agreement with the Ministry of Economy to extend its natural gas distribution license for an additional twenty-year term, effective December 28, 2027. The agreement is subject to ratification by the PEN, and its ratification is subject, as a condition precedent, to approval by Metrogas’ Shareholders’ Meeting, scheduled for October 29, 2026.

Note from ENARGAS related to YPF’s equity interest in Metrogas

On August 21, 2026, YPF submitted to the SE a supplementary brief in support of the appeal filed on October 8, 2018, requesting that the ENARGAS Note be set aside. YPF argued, among other considerations, that as long as the Plan GasAr remains in effect, producers and distributors are unable to negotiate natural gas purchases under such plan.

On September 8, 2026, Resolution No. 1,469/2026 of the Ministry of Economy was published, partially granting YPF’s appeal with respect to the suspension of the effects of the ENARGAS Note, and ordered that those effects be suspended until the end of the Plan GasAr or until the divestment process currently underway is completed (see Note 4 “Sale of equity interests in Metrogas and Metroenergía” section), whichever occurs first.

•	Investment incentive programs

On June 26, 2026, Ministry of Economy Resolution No. 873/2026 was published, approving the admission to the Large Investment Incentive Regime (“RIGI”) of the “Dedicated Pipeline for Natural Gas Exports” project submitted by SMP, associate of our subsidiary Sur Inversiones Energéticas, for the construction of a dedicated pipeline to transport natural gas for liquefaction.

On August 26, 2026, Ministry of Economy Resolution No. 1,381/2026 was published, approving the admission to the RIGI of the “Mega Expansion” project, through our joint venture Mega, for the expansion of the “MEGA Industrial Complex” project in order to increase its natural gas liquids processing capacity.

•	Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

•	Export duties

On June 3, 2026, Decree No. 423/2026 was published, which established a gradual and permanent reduction scheme in export duty on products such as soybean, soybean products such as soybean oil and soybean meal, and grains such as wheat, corn and sorghum. The Decree established a phased reduction in the rates depending on the product: (i) in the case of soybean, the rate will begin to be reduced monthly starting in January 2027 until it reaches 15.0% in December 2028; (ii) for soybean byproducts such as soybean oil and soybean meal, rates will begin to decrease monthly starting in January 2027 until they reach 14.0% in December 2028; (iii) for corn, the rate will begin to decrease quarterly starting in January 2027 until it reaches 5.5% in December 2028; and (iv) for wheat, the rate was reduced once in June 2026, settling at 5.5%.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

•	CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of September 30, 2026, the equity of the Company exceeds the minimum equity required by such rules, which amounts to 1,005.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A. located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV rules.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31 to the annual consolidated financial statements.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Section 5, Chapter III, Title IV of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the nine-month periods ended September 30,
	2026	2025
Balance at the beginning of the fiscal year	5,695,203	4,043,221
Other comprehensive income	243,865	1,356,985

Balance at the end of the period	5,939,068	5,400,206

As of September 30, 2026 and 2025 the translation effect corresponding to the “Issuance premiums” account amounts to 967,350 and 879,671, respectively, and is included within “Other comprehensive income”.

As of September 30, 2026 and 2025, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (100,249) and (88,043), respectively, and is included within “Other comprehensive income”.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE (2)	-	8,250	20,936	6,269	48,016	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	131,432	-	54	4,785	-
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	434	-	-	-	-
OTA	-	-	32	-	1,941	-	-

	-	8,250	152,834	6,269	50,011	4,785	-

Associates:
CDS	-	-	10,073	-	-	-	-
YPF Gas	-	8,128	42,663	-	4,922	-	-
Oldelval	216,417	19,978	111	5,067	26,293	-	-
Termap	-	-	-	-	2,523	-	-
GPA	-	-	-	-	3,028	-	-
OTAMERICA	65,109	4,837	-	-	10,282	-	-
Gas Austral	-	-	23	-	4	-	-
VMOS	-	9,676	23,377	-	-	86,383	71
BSP (3)	-	-	6,931	-	1,106	-	-

	281,526	42,619	83,178	5,067	48,158	86,383	71

	281,526	50,869	236,012	11,336	98,169	91,168	71

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE (2)	-	8,787	8,043	5,924	46,995	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	46,895	-	32	194	4,238
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	902	1	-	5,126	-	-

	-	9,689	54,940	5,924	52,153	194	4,238

Associates:
CDS	-	-	1,289	-	-	-	-
YPF Gas	-	-	14,120	-	1,131	-	-
Oldelval	222,908	18,970	70	6,748	47,529	-	-
Termap	-	-	-	-	2,271	-	-
GPA	-	-	-	-	2,948	-	-
OTAMERICA	67,081	-	1,267	865	4,193	-	-
Gas Austral	-	-	200	-	8	-	-
VMOS	-	22,559	77,220	-	-	64,119	-
BSP (3)	-	-	-	-	-	-	-

	289,989	41,529	94,166	7,613	58,080	64,119	-

	289,989	51,218	149,106	13,537	110,233	64,313	4,238

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4 “Acquisition of equity interest in YPF EE” section.
(3)	See Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month period ended September 30,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE (2)	47,076	128,960	-	21,161	121,408	80
Profertil (1)	-	-	-	78,572	98,933	-
MEGA	388,788	21,006	(37)	358,417	1,204	-
Refinor (1)	-	-	-	63,256	10,283	515
CT Barragán	44,824	-	-	7	-	-
OTA	56	17,598	-	33	18,767	-

	480,744	167,564	(37)	521,446	250,595	595

Associates:
CDS	112,552	-	23	7,870	-	40
YPF Gas	122,995	2,517	1,287	80,315	2,252	63
Oldelval	739	156,238	7	495	104,048	3
Termap	-	22,737	-	-	18,124	-
GPA	-	25,361	-	-	21,062	-
OTAMERICA	41	59,900	-	3,979	43,927	1
Gas Austral	1,255	17	-	3,081	31	3
VMOS	182,189	-	-	57,963	-	-
BSP (3)	6,489	61,472	-	-	-	-

	426,260	328,242	1,317	153,703	189,444	110

	907,004	495,806	1,280	675,149	440,039	705

(1)	See Note 3 to the annual consolidated financial statements
(2)	See Note 4 “Acquisition of equity interest in YPF EE” section.
(3)	See Note 35 “Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks” section

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2026	December 31, 2025	For the nine-month periods ended September 30,
Client / Suppliers	Ref.			2026	2025
SE	(1) (14)	117,709	60,005	119,370	183,849
SE	(2) (14)	5,904	1,088	5,864	6,702
SE	(3) (14)	167	167	-	-
SE	(4) (14)	3,262	6,189	2,195	6,071
SE	(5) (14)	6,813	6,813	-	-
Secretary of Transport	(6) (14)	5,129	5,210	-	-
Secretary of Industry	(7) (14)	-	172	-	-
CAMMESA	(8)	107,920	126,908	498,210	385,491
CAMMESA	(9)	(6,262)	(2,087)	(27,116)	(14,400)
ENARSA	(10)	276,583	184,188	378,970	341,783
ENARSA	(11)	(127,117)	(47,674)	(149,802)	(46,010)
Aerolíneas Argentinas S.A.	(12)	178,694	47,540	472,625	260,195
Aerolíneas Argentinas S.A.	(13)	-	(20)	-	(10)

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(5)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA, see Note 36 to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(14)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of September 30, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, National Treasury Bills issued by the National Government and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 41,626 and 399,153, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. As a result, as of September 30, 2026, YPF has a net balance receivable from CHNC of 6,479 and as of December 31, 2025 the net balance payable to CHNC amounted to 18,842. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2026 and 2025:

	For the nine-month periods ended September 30,
	2026		2025
Short-term benefits (1)	46,237		25,334
Long-term plans	136,346		(1,550)
Post-retirement benefits	1,034		790
Termination benefits	-		4,739

	183,617	(2)	29,313	(2)

(1)	Does not include social security contributions of 10,726 and 5,864 for the nine-month periods ended September 30, 2026 and 2025, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 123 million and US$ 26 million for the years ended September  30, 2026 and 2025, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 6,457 and 3,801 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 325,215 and 181,584 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Long-term plans

The amount charged to expense in relation to these share-based benefit plans (“Long-term Plan”) was 29,601 and 10,341 to be settled in equity instruments, for the nine-month periods ended September 30, 2026 and 2025, respectively.

In relation to the “Value Generation Plan”, as of September 30, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 33.18 per PSARs. The amount charged to expense related to the Value Generation Plan was a loss of 163,656 and a recovery of 9,582, for the nine-month periods ended September 30, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies related to the Long-term Plan and the Value Generation Plan. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2026			December 31, 2025
	Amount in currencies other than the peso	Exchange rate in force (1)	Total	Amount in currencies other than the peso	Exchange rate in force (1)	Total
Non-current assets

Other receivables
U.S. dollar	583	1,508.00	878,419	466	1,446.00	673,812

Total non-current assets			878,419			673,812

Current assets

Assets held for sale

U.S. dollar	24	1,508.00	36,225	-	-	-

Other receivables

U.S. dollar	109	1,508.00	163,846	676	1,446.00	976,984

Chilean peso	8,783	1.55	13,613	10,035	1.59	15,956

Trade receivables

U.S. dollar	971	1,508.00	1,464,750	621	1,446.00	898,569

Investments in financial assets

U.S. dollar	1,665	1,508.00	2,510,644	241	1,446.00	347,947

Cash and cash equivalents
U.S. dollar	1,299	1,508.00	1,959,360	440	1,446.00	635,922

Total current assets			6,148,438			2,875,378

Total assets			7,026,857			3,549,190

Non-current liabilities

Provisions

U.S. dollar	838	1,517.00	1,271,228	521	1,455.00	758,001

Contract liabilities

U.S. dollar	242	1,517.00	367,489	180	1,455.00	261,205

Salaries and social security

U.S. dollar	169	1,517.00	256,342	57	1,455.00	83,504

Lease liabilities

U.S. dollar	441	1,517.00	668,820	272	1,455.00	396,386

Loans

U.S. dollar	8,646	1,517.00	13,116,075	8,140	1,455.00	11,843,654

Other liabilities
U.S. dollar	567	1,517.00	859,472	357	1,455.00	519,892

Total non-current liabilities			16,539,426			13,862,642

Current liabilities

Liabilities directly associated with assets held for sale

U.S. dollar	244	1,517.00	370,516	1,178	1,455.00	1,713,545

Provisions

U.S. dollar	298	1,517.00	451,367	229	1,455.00	332,986

Contract liabilities

U.S. dollar	14	1,517.00	21,340	19	1,455.00	27,645

Salaries and social security

U.S. dollar	175	1,517.00	265,475	89	1,455.00	129,495

Lease liabilities

U.S. dollar	323	1,517.00	490,516	297	1,455.00	432,423

Loans

U.S. dollar	1,574	1,517.00	2,387,459	2,320	1,455.00	3,375,674

Other liabilities

U.S. dollar	522	1,517.00	792,450	381	1,455.00	554,118

Accounts payable

U.S. dollar	1,165	1,517.00	1,766,782	1,053	1,455.00	1,532,201
Euro	13	1,721.80	22,171	19	1,713.12	32,675

Total current liabilities			6,568,076			8,130,762

Total liabilities			23,107,502			21,993,404

(1)	Exchange rate as of September 30, 2026 and December 31, 2025 according to the BNA.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, or as otherwise indicated)

40. SUBSEQUENT EVENTS

Financial loan

On October 13, 2026, the Company entered into a loan agreement with ITAU UNIBANCO S.A. Bank for an amount of US$ 400 millions maturing in October 2031, with quarterly principal payments starting in the third year. The loan accrues interest at a variable rate, with quarterly payments beginning in January 2027. The proceeds were used to repay the debt associated with the acquisition of the 24.99% interest in YPF EE (see Note 4 “Acquisition of equity interest in YPF EE” section).

Issuance of NO

On October 27, 2026, the Company issued Additional Class XLIII NO in the local market, maturing in April 2030, for a nominal amount of US$ 72 millions. The NO were issued at a price of 101.39% of their nominal value, resulting in a yield of 6%. The principal will be amortized in a single installment upon maturity.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of September 30, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on October 28, 2026.

HORACIO DANIEL MARÍN President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 4, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer